FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of April 2005

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on April 4, 2005, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing that LG Electronics and the registrant have reached a basic agreement to resolve the legal procedures by a settlement with respect to patents relating to plasma display panels brought in Japan and Korea.

2.	News release issued on April 12, 2005, by the registrant, commenting on press reports in Japan about the registrant’s plans to adopt hostile takeover countermeasures.

3.	News release issued on April 25, 2005, by the registrant, commenting on media reports about the registrant’s consolidated financial forecast for the year ending March 31, 2006 (fiscal 2006).

4.	News release issued on April 28, 2005, by the registrant, reporting its annual financial results for the year ended March 31, 2005 (fiscal 2005).

5.	Supplemental consolidated financial data for fiscal 2005 ended March 31, 2005.

6.	News release issued on April 28, 2005, by the registrant, announcing proposed senior management changes.

7.	News release issued on April 28, 2005, by the registrant, announcing plans to maximize shareholder value.

8.	News release issued on April 28, 2005, by the registrant, announcing policy toward large-scale purchases of Matsushita shares (ESV plan).

9.	News release issued on April 28, 2005, by the registrant, announcing plans to increase dividends for fiscal 2006 ending March 31, 2006.

10.	News release issued on April 28, 2005, by the registrant, announcing the repurchase its own shares.

11.	News release issued on April 28, 2005, by the registrant, announcing a shelf registration for possible issues of stock acquisition rights.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: May 13, 2005

FOR IMMEDIATE RELEASE

April 4, 2005

MEDIA CONTACTS:

LG Electronics, Inc.	Matsushita Electric Industrial Co., Ltd.
Karen Park, Corporate Communications Team	Akira Kadota, International PR
Tel: +82-2-3777-3920	Tel: +81-6-6949-2293
Panasonic News Bureau
Tel: +81-3-3542-6205

LG Electronics and Matsushita Settle PDP Patent Disputes

Seoul, Korea and Tokyo, Japan - LG Electronics, Inc. (LG Electronics) and Matsushita Electric Industrial Co., Ltd. (Matsushita) today announced that the two companies have reached a basic agreement to resolve the legal procedures by a settlement with respect to patents relating to plasma display panel (PDP) brought in Japan and Korea.

Under the agreement, the companies dismissed the applications of the import suspension and other legal actions in Korea and Japan, as to their respective PDP patents.

As part of the settlement, the two companies have agreed to enter into a cross-licensing agreement regarding PC and DVD specifications as well as PDP patents.

LG Electronics and Matsushita welcome an early settlement of the pending disputes. As a result of the settlement, the companies reconfirmed continued cooperation in other business areas.

In addition, LG Electronics and Matsushita agreed to set up a Business Collaboration Committee to further explore potential collaboration areas.

The companies have been maintaining a good relationship since January 2001 when they agreed to form a business collaboration team in the field of residential air conditioners.

About LG Electronics, Inc.

LG Electronics, Inc. (Korea Stock Exchange: 06657.KS) is a global force in electronics, information and communications products with 2004 annual sales of US $38 billion (consolidated). With more than 66,000 employees working in 76 subsidiaries in 39 countries around the world, LG Electronics is comprised of four main business companies including Mobile Communications, and Digital Appliance, Digital Display, and Digital Media.

LG Electronics Digital Display Company provides core technologies for cutting-edge digital products and is a world leader in digital display products including Plasma TVs, LCD TVs and Monitors, and HDTV (high-definition televisions). For more information please visit www.lge.com

About Matsushita Electric Industrial, Co., Ltd.

Best known by its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of US$71.92 billion for the year ended March 31, 2004. The company’s shares are listed on the Tokyo, Osaka, Nagoya, New York (NYSE:MC), Euronext Amsterdam and Frankfurt stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.co.jp/global/index.html.

###

April 12, 2005

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Mike Kitadeya / Karl Takahashi (Osaka)	Ryuichi Tsuruta (Osaka)
International PR	Investor Relations
(Tel: +81-6-6949-2293)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Tokyo)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Norio Iino (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita Comments on Media Reports about Company’s Plans

in Regards to Hostile Takeover Countermeasures

Osaka, Japan, April 12, 2005 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]) commented on today’s press reports in Japan about the company’s plans to adopt hostile takeover countermeasures subject to approval by its shareholders in June.

The Company stated that it is continually pursuing initiatives aimed at enhancing shareholder value, including measures to deal with offers to acquire the company, but that it has not formally decided to adopt any specific measures.

# # #

April 25, 2005

FOR IMMEDIATE RELEASE

Media Contacts:

Akira Kadota (Tokyo)

International PR

(Tel: +81-3-3578-1237)

Panasonic News Bureau (Tokyo)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Brendon Gore (Europe)

(Tel: +44-20-8899-2217)

Investor Relations Contacts:

Makoto Mihara (Osaka)

Investor Relations

(Tel: +81-6-6908-1121)

Akihiro Takei (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1365)

Norio Iino (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-7562-4400)

Matsushita Comments on Media Report

about the Company’s Consolidated Net Profit Forecast for Fiscal 2006

Osaka, Japan, April 25, 2005 — Matsushita Electric Industrial Co., Ltd. (NYSE symbol: MC) commented on media reports about the company’s consolidated financial forecast for the year ending March 31, 2006 (fiscal 2006), which were reported today (April 25, 2005) by the Nihon Keizai Shimbun.

Specifically, the references to net profit doubling from the same period a year ago to 100 billion yen are based on conjecture by the media, and not on any official announcements by Matsushita.

The company currently intends to announce its forecast for fiscal 2006 consolidated results on April 28, 2005, at the same time financial results for fiscal 2005 are announced.

# # #

April 28, 2005

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:
Akira Kadota (Tokyo)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Tokyo)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Norio Iino (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

ANNOUNCEMENT OF FINANCIAL RESULTS

(Note: Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 107 yen.)

MATSUSHITA REPORTS MARCH 2005 ANNUAL RESULTS

- Digital AV products, Home Appliances Contribute to Earnings Gains -

Osaka, Japan, April 28, 2005 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]) today reported its annual financial results for the year ended March 31, 2005 (fiscal 2005).

Consolidated Results1

Consolidated group sales for fiscal 2005 increased 16%, to 8,713.6 billion yen (U.S.$81.44 billion), from 7,479.7 billion yen in the previous fiscal year. Explaining fiscal 2005 results, the company cited sales gains in digital audiovisual (AV) equipment and home appliances, especially V-products, and the addition of Matsushita Electric Works, Ltd. (MEW), PanaHome Corporation (PanaHome) and their respective subsidiaries to the company’s consolidated financial results. Of the consolidated group total, domestic sales increased 32% to 4,580.5 billion yen ($42.81 billion), compared with 3,477.5 billion yen a year ago. Overseas sales were up by 3%, to 4,133.1 billion yen ($38.63 billion), from 4,002.2 billion yen in fiscal 2004. Excluding the effects of currency translation, overseas sales increased 6% from a year ago on a local currency basis2.

1 On April 1, 2004, Matsushita acquired a controlling interest in MEW. As a result, MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the company. Fiscal 2005 consolidated results include the results of these subsidiaries on a full consolidated basis. For more information, see Notes 6 and 11 of Notes to consolidated financial statements on pages 13 to 15.

2 Sales on a local currency basis is not a measure conforming with U.S. generally accepted accounting principles (U.S. GAAP). However, the company believes that this measure is useful to investors in promoting understanding of the company’s business conditions by excluding the influence of foreign currency exchange rate fluctuations.

During the first half of the fiscal year under review, the overall economic situation in Japan was favorable, characterized by increased consumer spending, due mainly to an unusually hot summer and demand related to the Athens Olympics. In the second half, however, concerns arose regarding a downturn in components and devices industries and price declines in digital products, as well as rising raw materials costs, including crude oil prices. Overseas, the global economy slowed somewhat in the second half. The U.S. economy, however, continued steady progress with strong consumer spending, mainly a result of an improved U.S. employment situation. Meanwhile, the economy in China also continued high growth. Accordingly, the global economic situation, as a whole, remained stable.

As the first year of the new mid-term management plan Leap Ahead 21, fiscal 2005 was viewed as a time for the company to implement initiatives to achieve growth and strengthen management structures at each business domain company.

Matsushita strived to enhance profitability in fiscal 2005 by launching a new line of V-products, expanding simultaneous global product introductions and increasing sales of home appliances. Meanwhile, through collaboration activities with MEW, the company integrated overlapping businesses and reformed distribution channels to establish an optimized, customer-oriented business structure. As a result, Matsushita will provide customers all over the world with solutions for comfortable living in the home and office. Other initiatives included the selection and concentration of management resources at each business domain company, the acceleration of business and organizational restructuring, company-wide cost reduction activities and the reduction of total assets, mainly inventories, all aimed at strengthening the company’s financial condition.

Regarding earnings, negative factors such as a strong yen, increased raw materials costs and intensified global price competition were more than offset by sales gains, comprehensive cost reduction efforts and other positive factors. As a result, consolidated operating profit3 for the year increased 58%, to 308.5 billion yen ($2.88 billion), compared with 195.5 billion yen in the previous year. During fiscal 2005, the company incurred restructuring charges of 93.2 billion yen ($871 million), while recording a 31.5 billion yen ($295 million) gain from the transfer of the substitutional portion of the Employees Pension Funds (EPF) to the Government4 in certain of the company’s subsidiaries. These, and other factors, resulted in a pre-tax income of 246.9 billion yen ($2.31 billion), up 45% from 170.8 billion yen last year. Net income for the full fiscal year totaled 58.5 billion yen ($547 million), an increase of 39% from 42.1 billion yen in the previous year. Net income per common share for the fiscal year was 25.49 yen ($0.24) on a diluted basis, versus a net income per common share of 18.00 yen a year ago.

Consolidated Sales Breakdown by Product Category

Effective April 1, 2004, the company reclassified its previous five product categories (AVC Networks, Home Appliances, Components and Devices, JVC, and Other) into six new product categories to reflect the consolidation of MEW, PanaHome and their respective subsidiaries. The six new product categories are: AVC Networks, Home Appliances, Components and Devices, MEW and PanaHome, JVC, and Other.

The company’s annual consolidated sales by reclassified product category, as compared with prior year amounts, are summarized as follows:

AVC Networks

AVC Networks sales decreased 2% to 3,558.8 billion yen ($33.26 billion), compared with 3,624.1 billion yen in the previous year. Within this category, sales of video and audio equipment increased 5% from a year ago, as strong sales in flat-panel TVs, digital cameras, and other digital AV equipment were more than sufficient to offset sluggish sales in VCRs and audio equipment.

3 For information about operating profit, see Note 2 of Notes to consolidated financial statements on page 13.

4 For information about the transfer of the substitutional portion of the EPF to the Government, see Note 7 of Notes to consolidated financial statements on pages 13 and 14.

Sales of information and communications equipment were down 6% from fiscal 2004. Although increased sales were recorded for PCs and automotive electronics, sales declines in cellular phones for overseas markets in addition to slow sales of telephones and facsimile machines led to an overall decline.

Home Appliances

Sales of Home Appliances increased 2% to 1,217.9 billion yen ($11.38 billion), compared with 1,189.1 billion yen in the previous year. Within Home Appliances, sales gains were achieved through unique products, such as new washer/dryers, while an unusually hot summer in Japan contributed to increased sales of air conditioners and compressors.

Components and Devices

Sales of Components and Devices decreased 3% to 1,112.5 billion yen ($10.40 billion), compared with 1,142.4 billion yen in the previous year. Sales in semiconductors, the key component in digital products, recorded solid gains for the full fiscal year, despite relatively weak sales in the second half. Meanwhile, sales in electric motors and batteries decreased, resulting in overall lower sales in this category.

MEW and PanaHome

Sales of MEW and PanaHome (MEW, PanaHome and their respective subsidiaries) totaled 1,497.6 billion yen ($14.00 billion).

JVC

Sales for JVC (Victor Company of Japan, Ltd. and its subsidiaries) totaled 717.8 billion yen ($6.71 billion), down 11% from 802.7 billion yen a year ago. Although sales in AV equipment increased in the Japanese domestic market, sales were down in the Americas and Europe, with sales of software also down from a year ago.

Other

Sales for Other decreased 16% to 609.0 billion yen ($5.69 billion), from 721.4 billion yen a year ago. Although steady sales were recorded in factory automation (FA) equipment and industrial-use equipment, the reclassification of MEW products (those traditionally sold through the parent company) into a new product category (MEW and PanaHome) resulted in overall lower sales in this category.

Non-Consolidated (Parent Company Alone) Results

Parent-alone sales increased 2% to 4,145.7 billion yen, from 4,081.4 billion yen in the previous year. Strong sales of the company’s V-products, particularly digital AV products and home appliances contributed to overall sales gains.

Regarding parent-alone earnings, the increase in sales and various cost reduction initiatives resulted in a parent-alone operating profit of 88.4 billion yen, up 88% from 46.9 billion yen in fiscal 2004. Recurring profit increased 11% to 116.3 billion yen, compared with 105.2 billion yen in the previous year, mainly a result of an increase in dividend income, and increases in allowances for investment losses. The parent company recorded a non-recurring income of 20.3 billion yen related to the sale of securities, and a non-recurring loss of 34.9 billion yen in restructuring charges. These factors resulted in a parent-alone net income of 73.5 billion yen, up 23% from 59.4 billion yen for fiscal 2004.

Consolidated Financial Condition

Net cash provided by operating activities in fiscal 2005 amounted to 478.4 billion yen ($4.47 billion), primarily attributable to improved net income, an increase in depreciation, and reduction of inventories. Net cash used in investing activities amounted to 178.3 billion yen ($1.67 billion), due mainly to capital expenditures for tangible fixed assets of 352.2 billion yen ($3.29 billion) in priority business areas such as plasma display panel (PDP) TVs and semiconductors, despite an increase in cash resulting from the consolidation of MEW and PanaHome. Net cash used in financing activities was 419.5 billion yen ($3.92 billion). Major factors included repurchase of the company’s common stock and repayments of long-term debt. All these activities resulted in cash and cash equivalents of 1,169.8 billion yen ($10.93 billion) at the end of fiscal 2005, whereby the company maintained a healthy cash balance.

The company’s consolidated total assets as of March 31, 2005 increased 618.9 billion yen to 8,056.9 billion yen ($75.30 billion), as compared to 7,438.0 billion yen at the end of the last fiscal year (March 31, 2004). The consolidation of MEW and PanaHome led to an increase in assets of 1,043.3 billion yen, while the company implemented initiatives to decrease assets, including reduction of inventories. Stockholders’ equity increased 92.7 billion yen, as compared with the end of fiscal 2004, to 3,544.3 billion yen ($33.12 billion). This increase was due to an increase in retained earnings and accumulated other comprehensive income, owing to the return to the Government of the substitutional portion of the EPF that resulted in a decrease in minimum pension liability adjustments, despite an increase in treasury stock on continued repurchases of the company’s own shares.

Proposed Year-end Dividend

Total dividends for fiscal 2005, including an interim dividend of 7.50 yen per common share paid in November 2004, are expected to be 15.00 yen per common share, as compared with 14.00 yen for fiscal 2004.

Outlook for Fiscal 2006

Regarding the business environment for the fiscal year 2006, ending March 31, 2006, the company currently expects to encounter severe conditions, such as ever-intensifying price declines and rising raw materials prices, including crude oil prices, as well as uncertainty regarding economic conditions in the United States, Europe and China. Under these circumstances, Matsushita views fiscal 2006 as critical to the success of its Leap Ahead 21 plan for the three-year period ending March 2007. Accordingly, Matsushita is making efforts to achieve the goals of the plan by enhancing product competitiveness and management structures. The company currently expects fiscal 2006 sales on a consolidated basis to total approximately 8,720 billion yen, mostly unchanged from the previous year. Consolidated operating profit is forecasted to increase by about 7% to approximately 330 billion yen. Consolidated income before income taxes5 is anticipated to increase to approximately 290 billion yen, up 17%, with net income expected to improve to about 110 billion yen, an increase of 88% from the previous fiscal year.

Similarly, on a parent company alone basis, Matsushita expects sales in fiscal 2006 to total 4,150 billion yen, approximately the same level as the previous year. Recurring profit is projected to increase by 16%, to approximately 135 billion yen, and net income is forecasted to increase 50% to approximately 110 billion yen.

5 Factors affecting the forecast for other income (deductions) of 40 billion yen (the difference between operating profit and income before income taxes) include business restructuring charges of 35 billion yen and other expenses of 5 billion yen.

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, New York, Euronext Amsterdam, and Frankfurt stock exchanges. For more information, please visit the following web sites:

Matsushita home page URL: http://panasonic.co.jp/global/

Matsushita IR web site URL: http://ir-site.panasonic.com/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group.

(Financial Tables and Additional Information Attached)

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Year ended March 31)

	Yen (millions)		Percentage 2005/2004	U.S. Dollars (millions)
	2005	2004		2005
Net sales	¥8,713,636	¥7,479,744	116%	$81,436
Cost of sales	(6,176,046)	(5,313,065)		(57,720)
Selling, general and administrative expenses	(2,229,096)	(1,971,187)		(20,833)

Operating profit	308,494	195,492	158%	2,883
Other income (deductions):
Interest income	19,490	19,564		182
Dividend income	5,383	5,475		50
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	31,509	72,228		295
Interest expense	(22,827)	(27,744)		(213)
Restructuring charges **	(93,170)	(45,056)		(871)
Write-down of investment securities	(16,186)	(52,492)		(151)
Other income, net	14,220	3,355		133

Income before income taxes	246,913	170,822	145%	2,308

Provision for income taxes	(153,334)	(98,535)		(1,433)
Minority interests	(27,719)	(19,618)		(259)
Equity in earnings (losses) of associated companies	(7,379)	(10,524)		(69)

Net income	¥58,481	¥42,145	139%	$547

Net income, basic
per common share	25.49 yen	18.15 yen		$0.24
per ADS	25.49 yen	18.15 yen		$0.24
Net income, diluted
per common share	25.49 yen	18.00 yen		$0.24
per ADS	25.49 yen	18.00 yen		$0.24
(Parentheses indicate expenses, deductions or losses.) * ** See Notes to consolidated financial statements on pages 13-15. Change in Retained Earnings * (Year ended March 31)
	Yen (millions)			U.S. Dollars (millions)
	2005	2004		2005
Balance at beginning of year	¥2,442,504	¥2,432,052		$22,827
Net income	58,481	42,145		547
Cash dividends	(35,251)	(29,218)		(329)
Transfer from (to) legal reserve	(4,663)	(2,475)		(44)

Balance at end of year	¥2,461,071	¥2,442,504		$23,001

* See Notes to consolidated financial statements on pages 13-15. Supplementary Information (Year ended March 31)
	Yen (millions)			U.S. Dollars (millions)
	2005	2004		2005
Depreciation (tangible assets)	¥287,400	¥253,762		$2,686
Capital investment *	¥374,253	¥271,291		$3,498
R&D expenditures	¥615,524	¥579,230		$5,753

Number of employees (Mar. 31)	334,752	290,493

*	See Notes to consolidated financial statements on pages 13-15.

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet **

(March 31, 2005)

	Yen (millions)		U.S. Dollars (millions)
	March 31, 2005	March 31, 2004	March 31, 2005
Assets
Current assets:
Cash and cash equivalents	¥1,169,756	¥1,275,014	$10,932
Time deposits	144,781	170,047	1,353
Marketable securities	11,978	2,684	112
Trade receivables (notes and accounts)	1,251,738	1,067,667	11,699
Inventories	893,425	777,540	8,350
Other current assets	558,854	482,025	5,223

Total current assets	4,030,532	3,774,977	37,669

Noncurrent receivables	246,201	280,398	2,301
Investments and advances	1,146,505	1,237,427	10,715
Property, plant and equipment, net of accumulated depreciation	1,658,080	1,209,502	15,496
Other assets	975,563	935,708	9,117

Total assets	¥8,056,881	¥7,438,012	$75,298

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	¥385,474	¥290,208	$3,602
Trade payables (notes and accounts)	866,019	784,734	8,094
Other current liabilities	1,577,398	1,494,844	14,742

Total current liabilities	2,828,891	2,569,786	26,438

Long-term debt	477,143	460,639	4,459
Other long-term liabilities	710,654	827,896	6,642
Minority interests	495,941	128,115	4,635
Common stock	258,740	258,740	2,418
Capital surplus	1,230,701	1,230,476	11,502
Legal reserve	87,838	83,175	821
Retained earnings	2,461,071	2,442,504	23,001
Accumulated other comprehensive income (loss) *	(238,377)	(399,502)	(2,228)
Treasury stock	(255,721)	(163,817)	(2,390)

Total liabilities and stockholders’ equity	¥8,056,881	¥7,438,012	$75,298

*	Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)		U.S. Dollars (millions)
	March 31, 2005	March 31, 2004	March 31, 2005
Cumulative translation adjustments	¥(245,642)	¥(282,287)	$(2,296)
Unrealized holding gains of available-for-sale securities	72,608	88,104	679
Unrealized gains of derivative instruments	6,403	6,676	60
Minimum pension liability adjustments	(71,746)	(211,995)	(671)

**	See Notes to consolidated financial statements on pages 13-15.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Year ended March 31)

	Yen (billions)		Percentage 2005/2004	U.S. Dollars (millions)
	2005	2004		2005
AVC Networks
Video and audio equipment	¥1,482.6	¥1,418.1	105%	$13,856

Information and communications equipment	2,076.2	2,206.0	94%	19,404

Subtotal	3,558.8	3,624.1	98%	33,260

Home Appliances	1,217.9	1,189.1	102%	11,382

Components and Devices	1,112.5	1,142.4	97%	10,397

MEW and PanaHome	1,497.6	—	—	13,996

JVC	717.8	802.7	89%	6,709

Other	609.0	721.4	84%	5,692

Total	¥8,713.6	¥7,479.7	116%	$81,436

Domestic sales	4,580.5	3,477.5	132%	42,809

Overseas sales	4,133.1	4,002.2	103%	38,627
[Domestic/Overseas Sales Breakdown] (in yen only)
	Domestic sales		Overseas sales
	Yen (billions)	Percentage 2005/2004	Yen (billions)	Percentage 2005/2004
	2005		2005
AVC Networks
Video and audio equipment	¥466.7	113%	¥1,015.9	101%
Information and communications equipment	1,046.2	97%	1,030.0	91%

Subtotal	1,512.9	102%	2,045.9	96%

Home Appliances	744.2	97%	473.7	111%

Components and Devices	446.4	96%	666.1	98%

MEW and PanaHome	1,280.2	—	217.4	—

JVC	207.8	85%	510.0	91%

Other	389.0	75%	220.0	107%

Total	¥4,580.5	132%	¥4,133.1	103%

*	See Notes to consolidated financial statements on pages 13-15.

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Year ended March 31)

By Business Segment:

	Yen (billions)		Percentage 2005/2004	U.S. Dollars (millions)
	2005	2004		2005
[Sales]

AVC Networks	¥3,858.8	¥3,840.3	100%	$36,064
Home Appliances	1,332.8	1,223.2	109%	12,456
Components and Devices	1,469.0	1,659.7	89%	13,729
MEW and PanaHome	1,556.1	—	—	14,543
JVC	730.2	819.0	89%	6,824
Other	1,027.1	948.7	108%	9,599

Subtotal	9,974.0	8,490.9	117%	93,215
Eliminations	(1,260.4)	(1,011.2)	—	(11,779)

Consolidated total	¥8,713.6	¥7,479.7	116%	$81,436

[Segment Profit]**

AVC Networks	¥127.4	¥129.1	99%	$1,191
Home Appliances	77.6	52.7	147%	725
Components and Devices	57.8	50.1	115%	540
MEW and PanaHome	63.9	—	—	597
JVC	9.9	24.7	40%	93
Other	38.3	14.7	261%	358

Subtotal	374.9	271.3	138%	3,504
Corporate and eliminations	(66.4)	(75.8)	—	(621)

Consolidated total	¥308.5	¥195.5	158%	$2,883

By Domestic and Overseas Company Location:
	Yen (billions)		Percentage 2005/2004	U.S. Dollars (millions)
	2005	2004		2005
[Sales]

Japan	¥6,620.0	¥5,511.1	120%	$61,869
Americas	1,271.6	1,297.2	98%	11,884
Europe	1,072.6	1,027.3	104%	10,024
Asia, China and others	2,445.0	2,176.4	112%	22,851

Subtotal	11,409.2	10,012.0	114%	106,628
Eliminations	(2,695.6)	(2,532.3)	—	(25,192)

Consolidated total	¥8,713.6	¥7,479.7	116%	$81,436

[Segment Profit]

Japan	¥262.1	¥131.8	199%	$2,450
Americas	20.8	23.3	90%	194
Europe	7.4	16.3	45%	69
Asia, China and others	75.3	89.7	84%	704

Subtotal	365.6	261.1	140%	3,417
Corporate and eliminations	(57.1)	(65.6)	—	(534)

Consolidated total	¥308.5	¥195.5	158%	$2,883

* **	See Notes to consolidated financial statements on pages 13-15.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Cash Flows *

(Year ended March 31)

	Yen (millions)		U.S. Dollars (millions)
	2005	2004	2005
Cash flows from operating activities:
Net income	¥58,481	¥42,145	$547
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	325,465	278,177	3,042
Net gain on sale of investments	(31,399)	(11,327)	(294)
Provision for doubtful receivables	4,963	3,154	46
Deferred income taxes	56,805	21,160	531
Write-down of investment securities	16,186	52,492	151
Impairment loss on long-lived assets	29,519	11,666	276
Minority interests	27,719	19,618	259
(Increase) decrease in trade receivables	61,207	35,248	572
(Increase) decrease in inventories	84,405	(37,016)	789
(Increase) decrease in other current assets	14,649	13,450	137
Increase (decrease) in trade payables	(74,276)	87,226	(694)
Increase (decrease) in accrued income taxes	(3,422)	12,254	(32)
Increase (decrease) in accrued expenses and other current liabilities	(10,736)	10,782	(100)
Increase (decrease) in retirement and severance benefits	(99,499)	(67,332)	(930)
Other	18,368	17,435	171

Net cash provided by operating activities	¥478,435	¥489,132	$4,471

Cash flows from investing activities:
Proceeds from sale of short-term investments	6,117	—	57
Purchase of short-term investments	(9,001)	(702)	(84)
Proceeds from disposition of investments and advances	101,374	68,468	948
Increase in investments and advances	(133,636)	(207,869)	(1,249)
Capital expenditures	(352,203)	(275,544)	(3,291)
Proceeds from sale of fixed assets	78,131	113,008	730
(Increase) decrease in finance receivables	26,823	30,697	251
(Increase) decrease in time deposits	27,748	202,808	259
Inflows due to acquisition of additional shares of newly consolidated subsidiaries, net of cash paid	82,208	—	768
Other	(5,857)	(16,311)	(55)

Net cash used in investing activities	¥(178,296)	¥(85,445)	$(1,666)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(8,009)	(39,577)	(75)
Increase (decrease) in deposits and advances from customers and employees	(139,134)	(15,787)	(1,300)
Proceeds from long-term debt	119,422	108,026	1,116
Repayments of long-term debt	(251,554)	(228,039)	(2,351)
Dividends paid	(35,251)	(29,218)	(329)
Dividends paid to minority interests	(14,765)	(4,675)	(138)
Repurchase of common stock	(92,879)	(69,394)	(868)
Sale of treasury stock	1,324	—	12
Other	1,395	5,963	13

Net cash used in financing activities	¥(419,451)	¥(272,701)	$(3,920)

Effect of exchange rate changes on cash and cash equivalents	14,054	(23,442)	131

Net increase (decrease) in cash and cash equivalents	(105,258)	107,544	(984)
Cash and cash equivalents at beginning of year	1,275,014	1,167,470	11,916

Cash and cash equivalents at end of year	¥1,169,756	¥1,275,014	$10,932

*	See Notes to consolidated financial statements on pages 13-15.

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and Note 5 for U.S. GAAP reconciliation.

3.	The company defines “Capital investment” as purchases of property, plant and equipment on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates. The company has included the information concerning capital investment because its management uses this indicator to manage its capital expenditures and it believes that such indicator is useful to investors to present accrual basis capital investments in addition to the cash basis information in its consolidated cash flow statement.

The following table shows a reconciliation of capital investment to purchases of property, plant and equipment and intangible and other assets:

	Yen (millions)
	Fiscal year ended March 31,
	2005	2004
Purchases of property, plant and equipment shown as capital expenditures in consolidated statements of cash flows	352,203	275,544
Effects of timing difference between acquisition dates and payment dates	22,050	(4,253)

Capital investment	374,253	271,291

4.	Comprehensive income was reported as a gain of 219,606 million yen ($2,052 million) for fiscal 2005, and a gain of 348,285 million yen for fiscal 2004. Comprehensive income includes net income and increases (decreases) in cumulative translation adjustments, unrealized holding gains (losses) of available-for-sale securities, unrealized gains (losses) of certain derivative instruments and minimum pension liability adjustments.

5.	“Restructuring charges” in “Other income (deductions)” of the consolidated statements of income for fiscal 2005 and fiscal 2004 include expenses associated with the implementation of early retirement programs at certain domestic companies. Under U.S. generally accepted accounting principles, these charges are included as part of operating profit in the statement of income.

6.	On April 1, 2004, the company acquired 19.2% of the issued common shares of MEW through a tender offer, of which the company had a 31.8% equity ownership until then, to obtain its controlling interest. This acquisition also resulted in another acquisition of controlling interest of PanaHome because both the company and MEW have 27% equity ownership. The acquired assets and assumed liabilities on April 1, 2004 are as shown below. As a result, the total assets at the beginning of the period increased 1,043,282 million yen, the balance that deducts 343,844 million yen, the company’s new basis of investment in MEW and PanaHome upon the acquisition of additional shares, from 1,387,126 million yen, the total assets acquired.

Yen (millions)
Current assets	¥658,544
Property, plant and equipment	440,584
Other assets	287,998

Total assets acquired	1,387,126

Current liabilities	335,899
Noncurrent liabilities	419,803

Total liabilities assumed	755,702

Minority interests	287,580

Net assets acquired	¥343,844

7.	Employees Pension Funds in certain of the company’s subsidiaries obtained approvals from Japan’s Ministry of Health, Labour and Welfare (the Ministry) for exemption from the past benefit obligation with respect to the portion of the Employees Pension Funds that certain of the company’s subsidiaries operated for the Government (the so-called “substitutional portion”), and transferred the substitutional portion to the Government in fiscal 2005. The gain of 31,509 million yen for fiscal 2005 from the transfer of the substitutional portion of the Japanese Welfare Pension Insurance is reported as other income in the consolidated statement of income.

Matsushita Electric Welfare Pension Funds and Employees Pension Funds in the company’s subsidiaries obtained approval from the Ministry for exemption from the past benefit obligation with respect to the substitutional portion and transferred it to the Government in December 2003. Income related to the transfer of the substitutional portion of the Employees Pension Funds is reported as other income of 72,228 million yen for fiscal 2004 in the consolidated statement of income.

8.	On April 1, 2005, Matsushita transferred 2,707 thousand shares of Matsushita Leasing & Credit Co., Ltd. (MLC) to The Sumitomo Trust & Banking Co., Ltd. (STB) pursuant to a basic agreement regarding the equity ownership of MLC concluded between the company and STB. As a result of the transfer, Matsushita now owns 34% of MLC’s total issued shares. MLC (scheduled to be renamed Sumishin Matsushita Financial Services Co., Ltd. on May 1, 2005) was changed from a consolidated subsidiary to an equity method company of Matsushita as of April 1, 2005.

9.	With the aim of maximizing shareholder value, the Board of Directors today approved plans to increase total cash dividends per share and own share repurchases for fiscal 2006, ending March 2006. Also, the Board of Directors today decided to adopt a policy toward large-scale purchases of Matsushita shares (ESV* Plan).

For fiscal 2006, Matsushita plans to increase total dividends per share to 20.00 yen, as compared with the planned 15.00 yen for fiscal 2005. The company will continue to repurchase the company’s own shares, up to 120 million shares for a maximum of 150 billion yen in fiscal 2006, to enhance shareholder value per share.

Under the basic philosophy that shareholders should make final decisions regarding large-scale purchases of Matsushita shares, sufficient information should be provided through the Board of Directors to shareholders if a large-scale purchase is to be conducted. Under the above-mentioned basic philosophy, the Board of Directors decided to adopt a new rule applicable to large-scale purchasers who intend to acquire 20% or more of all voting rights of Matsushita. The new rules require that (i) a large-scale purchaser provide sufficient information to the Board of Directors before a large-scale purchase is to be conducted and (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time during which it will assess, examine, negotiate, form an opinion and seek alternatives. In the event of non-compliance with such rules by a prospective large-scale purchaser, the Board of Directors may take countermeasures.

For further details, see separate press release issued today “Matsushita Announces Policy toward Large-scale Purchases of Matsushita Shares (ESV plan).”

*ESV stands for Enhancement of Shareholder Value

10.	Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

11.	The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure. MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the company on April 1, 2004. Accordingly, a new segment, MEW and PanaHome, has been added to the company’s business segment classifications from this fiscal year (fiscal 2005).

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

AVC Networks:

Panasonic AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Panasonic Automotive Systems Company,

Panasonic System Solutions Company, Matsushita Kotobuki Electronics Industries, Ltd.

Home Appliances:

Home Appliances Group, Healthcare Business Company, Lighting Company,

Matsushita Ecology Systems Co., Ltd.

Components and Devices:

Semiconductor Company, Matsushita Battery Industrial Co., Ltd.,

Matsushita Electronic Components Co., Ltd., Motor Company

MEW and PanaHome:

Matsushita Electric Works, Ltd., PanaHome Corporation

JVC:

Victor Company of Japan, Ltd.

Other:

Panasonic Factory Solutions Co., Ltd., Matsushita Industrial Information Equipment Co., Ltd.

12.	Number of consolidated companies: 628

13.	Number of companies reflected by the equity method: 66

14.	United States Dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 = 107 yen, the approximate rate on the Tokyo Foreign Exchange Market on March 31, 2005.

15.	Each American Depositary Share (ADS) represents 1 share of common stock.

Significant Accounting Policies:

1.	Basis of Presentation of Consolidated Financial Statements

The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles. See Note 2 of Notes to consolidated financial statements on page 13.

2.	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

3.	Marketable Securities

The company accounts for debt and equity securities in accordance with Statement of Financial Accounting Standards (SFAS) No.115, “Accounting for Certain Investments in Debt and Equity Securities.”

4.	Property, Plant and Equipment, and Depreciation

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method.

5.	Leases

The company accounts for leases in accordance with SFAS No. 13, “Accounting for Leases.”

6.	Income Taxes

Income taxes are accounted for under the asset and liability method. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the fiscal year that includes the enactment date.

7.	Retirement and Severance Benefits

The company and most of its domestic subsidiaries maintain defined benefit pension plans such as point-based benefits system and cash balance pension plans. Several of its domestic subsidiaries have lump-sum payment plans, while several overseas subsidiaries also maintain defined benefit pension plans.

The company accounts for retirement and severance benefits in accordance with SFAS No. 87, “Employer’s Accounting for Pensions.” The transfer of the substitutional portion of Japanese Welfare Pension Insurance is accounted for in accordance with the Emerging Issues Task Force (EITF) Issue 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.”

8.	Derivative Financial Instruments

The company accounts for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

Matsushita Electric Industrial Co., Ltd.

Consolidated Information of Marketable Securities *

(March 31, 2005)

	Yen (millions)
	March 31, 2005			March 31, 2004
	Cost	Fair value	Gross unrealized holding gains (losses)	Cost	Fair value	Gross unrealized holding gains (losses)
Current
Equity securities	—	—	—	—	—	—
Bonds	5,035	5,035	—	1,000	1,001	1
Other debt securities	6,943	6,943	—	1,683	1,683	—

Sub-total	¥11,978	¥11,978	¥—	¥2,683	¥2,684	¥1

Noncurrent
Equity securities	228,202	392,903	164,701	217,470	398,425	180,955
Bonds	71,844	72,104	260	8,254	8,229	(25)
Other debt securities	18,258	18,282	24	10,071	10,071	—

Sub-total	¥318,304	¥483,289	¥164,985	¥235,795	¥416,725	¥180,930

Total	¥330,282	¥495,267	¥164,985	¥238,478	¥419,409	¥180,931

*	The statement of marketable securities represents (presented in yen only) marketable equity securities other than investments in associated companies and all debt securities in accordance with SFAS No.115 “Accounting for Certain Investments in Debt and Equity Securities.”

Matsushita Group

1. Outline of the Matsushita Group

Described below are the Matsushita Group’s primary business areas, roles of major Group companies in respective businesses and relations between major Group companies and business segments.

The Matsushita Group, mainly comprising Matsushita Electric Industrial Co., Ltd. and 627 consolidated subsidiaries, is engaged in manufacturing, sales and service activities in a broad range of electric/electronic and related business areas, maintaining close ties among Group companies both in Japan and abroad. Matsushita supplies a full spectrum of electric/electronic equipment and related products, which has been categorized into the following six segments: AVC Networks, Home Appliances, Components and Devices, MEW and PanaHome, JVC, and Other.

* For major product lines in each segment, please refer to “Details of Product Categories” on page 19.

2. Business Domain Chart

Details of Product Categories

AVC Networks

CRT, PDP and LCD TVs, VCRs, camcorders, digital cameras, DVD players, DVD recorders, compact disc (CD), Mini Disc (MD) and SD players, other personal and home audio equipment, AV and computer product devices, prerecorded AV software, broadcast- and business-use AV equipment and systems, PCs, CD-ROM, DVD-ROM/RAM and other optical disk drives, SD Memory Cards, other data storage devices, copiers, printers, telephones, cellular phones and other mobile communications equipment, facsimile equipment, car AVC equipment, traffic-related systems, communications network-related equipment, other information and communications equipment and systems, etc.

Home Appliances

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, cooking appliances, dishwasher/dryers, electric fans, air purifiers, heating equipment, kitchen fixture systems, electric, gas and kerosene hot water supply equipment, bath and sanitary equipment, healthcare equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, etc.

Components and Devices

Semiconductors, general components (capacitors, resistors, coils, speakers, power supplies, electro-mechanical components, high frequency components, printed circuit boards, etc.), magnetic recording heads, electric motors, dry batteries, rechargeable batteries, etc.

MEW and PanaHome

Lighting fixtures, wiring devices, distribution panelboards, personal-care products, healthy-life products, exterior and interior furnishing materials, bathroom units, molding compounds, laminates, relays, connectors, housings, etc.

JVC

VCRs, camcorders, CRT, LCD and PDP TVs, stereo hi-fi and related equipment, car audio, DVD players, DVD recorders, CD radio cassette recorders, video projectors, motors, display components, AV software for DVD, CD and video tapes, recordable media, house furnishings, etc.

Other

Electronic-parts-mounting machines, industrial robots, electronic measuring instruments, welding equipment, power distribution equipment, elevators, escalators, bicycles, leasing and credit operations, imported materials and components, etc.

Please Note: The following are financial statements on a parent company alone basis (provided in yen only), which are in conformity with Japanese generally accepted accounting principles, and should not be confused with the aforementioned consolidated results.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Statement of Income

(Year ended March 31)

	Yen (millions)		Percentage 2005/2004
	2005	2004
Net sales	¥4,145,654	¥4,081,485	102%
Cost of sales	(3,368,926)	(3,347,349)
Selling, general and administrative expenses	(688,335)	(687,142)

Operating profit	88,393	46,993	188%

Interest income	2,529	5,662
Dividend income	63,593	64,634
Other income	38,914	32,240
Interest expense	(8,499)	(16,533)
Other expenses	(68,650)	(27,795)

Recurring profit	116,280	105,201	111%

Non-recurring profit	28,970	17,601
Non-recurring loss	(38,052)	(38,733)

Income before income taxes	107,198	84,069	128%
Provision for income taxes
Current	7,857	7,463
Deferred	25,888	17,107

Net income	¥73,453	¥59,499	123%

Unappropriated retained earnings at beginning of period	41,012	40,467
Interim dividend	(17,284)	(14,473)
Unappropriated retained earnings at end of period	97,181	85,493

Notes to parent-alone financial statements:

1.	From this fiscal year (fiscal 2005), amounts less than 1 million yen have been rounded to the nearest whole million yen amount in the accompanying parent-alone financial statement. Previously, amounts less than 1 million yen were omitted in parent-alone financial statements. Above figures for fiscal 2004 are based on the previous calculation method.

2.	Similarly, in the descriptions on pages 5 and 22 regarding parent-alone results and parent-alone sales breakdown, amounts less than one-tenth of a billion yen are rounded to the nearest whole billion yen amount.

3.	Non-recurring profit for fiscal 2005 includes 20,311 million yen related to the sale of securities, and 8,172 million yen as a result of the sale of certain fixed assets. Non-recurring loss for fiscal 2005 includes 34,915 million yen for business restructuring expenses such as losses associated with the employment structural reform of several domestic businesses.

4.	From this fiscal year (fiscal 2005), the company changed its sales categories to five new categories: AVC Networks, Home Appliances, Components and Devices, MEW products, and Other, in line with the reclassification made to the consolidated sales breakdown upon the consolidation of MEW. Accordingly, sales of several MEW products which were previously included in the “Other” category have been transferred to the new “MEW Products” category.

5.	On April 1, 2005, Matsushita absorbed Matsushita Industrial Information Equipment Co., Ltd. (MIIE), pursuant to a basic agreement regarding the merger between the company and MIIE.

6.	On April 1, 2005, Matsushita transferred building materials and equipment business of Corporate Housing Equipment Sales Division of Matsushita Home Appliances Company to MEW, pursuant to a basic business transfer agreement between the company and MEW. Furthermore, Matsushita absorbed MEW’s sales functions of home appliances and other MEW products, pursuant to a basic business division agreement between the company and MEW.

7.	Net income per common share:

	2005	2004
Basic	31.90 yen	25.52 yen
Diluted	—	25.18 yen

Net income per common share (diluted) for fiscal 2005 is omitted because the company does not hold any dilutive securities.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Balance Sheet *

(March 31, 2005)

	Yen (millions)
	March 31, 2005	March 31, 2004
Assets
Current assets:
Cash and deposits	¥449,124	¥763,116
Trade receivables (notes and accounts)	512,017	576,008
Inventories	164,053	192,268
Other current assets	516,436	522,881

Total current assets	1,641,630	2,054,274

Fixed assets:
Tangible fixed assets	391,514	400,744
Intangibles	27,577	29,788
Investments and advances	2,859,819	2,733,127

Total fixed assets	3,278,910	3,163,660

Total assets	¥4,920,540	¥5,217,934

Liabilities and Shareholders’ Equity
Current liabilities:
Trade payables (notes and accounts)	¥435,491	¥474,138
Accrued income taxes	3,427	670
Other current liabilities	1,246,183	1,410,907

Total current liabilities	1,685,101	1,885,715

Long-term debt and employee retirement and severance benefits	455,690	492,863

Total liabilities	2,140,791	2,378,579

Shareholders’ equity:
Capital	258,740	258,740
Capital surplus	571,848	571,623
Retained earnings	2,121,787	2,083,833
Unrealized holding gains of available-for-sale securities	83,817	88,976
Treasury stock	(256,443)	(163,817)

Total shareholders’ equity	2,779,749	2,839,355

Total liabilities and shareholders’ equity	¥4,920,540	¥5,217,934

*	See Notes to parent-alone financial statements on page 20.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Proposed Allocation of Income *

(Year ended March 31)

	Yen (millions)
	2005		2004
Unappropriated retained earnings at end of year	¥97,181		¥85,493

To be allocated as follows:
Year-end dividends [per common share]	16,938 [7.50 yen	]	17,967 [7.75 yen	]
Directors’ bonuses	240		230
Corporate auditors’ bonuses	18		17
Reserve for advanced depreciation	199		2,267
Contingency reserve	36,000		24,000

Unappropriated retained earnings carried forward to next period	¥43,786		¥41,011

*	See Notes to parent-alone financial statements on page 20.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Sales Breakdown *

(Year ended March 31)

	Yen (billions)		Percentage 2005/2004
	2005	2004
AVC Networks
Video and audio equipment	¥802.4	¥725.9	111%
Information and communications equipment	977.0	1,088.6	90%

Subtotal	1,779.4	1,814.6	98%

Home Appliances	768.9	740.4	104%

Components and Devices	849.2	882.7	96%

MEW Products	41.2	—	—

Other	707.0	643.5	110%

Total	¥4,145.7	¥4,081.4	102%

Domestic sales	2,447.5	2,440.6	100%
Exports	1,698.2	1,640.7	104%

*	See Notes to parent-alone financial statements on page 20.

Management Policy

(1) Basic Policy for Corporate Management

Since its establishment, Matsushita has operated its businesses under its basic management philosophy, which sets forth that the mission of a business enterprise is contributing to the progress and development of society and the well-being of people through its business activities, thereby enhancing the quality of life throughout the world. Matsushita, as a public entity, is committed to its relationships with all stakeholders.

(2) Basic Policy for Providing Return to Shareholders

Since the company’s founding, Matsushita has managed its businesses in a manner reflecting the company’s belief in the importance of profit return to shareholders. Historically, Matsushita has distributed dividends at a consistent level to shareholders. In fiscal 2005, ended March 2005, however, along with the implementation of a new mid-term growth strategy, Matsushita changed the company’s policy regarding returns to shareholders, which historically emphasized a stable level of dividends, to a new policy which takes into consideration its consolidated business performance.

Specifically, Matsushita will provide return to shareholders through dividend payments and own share repurchases, upon careful consideration of consolidated cash flows.

1)	Dividends:

From the perspective of return on the capital investment made by shareholders, Matsushita will, in principle, distribute profits to shareholders based on its consolidated business performance. Matsushita also aims for promoting stable and continuous growth of return to shareholders, while at the same time taking into consideration various factors including mid-term business performance, capital expenditure requirements and the company’s financial condition.

2)	Own share repurchases:

Matsushita will provide return to shareholders by enhancing shareholder value per share through a reduction, in effect, of the number of outstanding shares. This will be accomplished by repurchasing the company’s own shares with surplus cash flows.

In line with the policy described above, for fiscal 2005 Matsushita distributed an interim cash dividend of 7.50 yen per common share, and also plans to pay 7.50 yen per common share as the year-end cash dividend, subject to approval at the company’s ordinary general meeting of shareholders to be held in June 2005. If implemented, total cash dividends for fiscal 2005 will be 15.00 yen per common share, or a dividend payout ratio of 47.0%.

For details about own share repurchases and annual dividends for fiscal 2006, ending March 2006, see separate press releases issued today, “Matsushita to Execute Own Share Repurchase” and “Matsushita Announces Plans to Increase Dividends for Fiscal 2006.”

(3) Company’s Policy on Reduction of the Share Trading Unit Size

Amendments to the Japanese Commercial Code that took effect in October 2001 allow listed companies to reduce the number of shares per unit for trading (“share trading unit”) on stock markets in Japan. Matsushita has given careful consideration as to whether or not it should avail itself to this eased restriction, but as of today, the company believes it is too early to do so. Recognizing the importance of increased participation in capital markets by individual investors, Matsushita, over the years, has implemented various measures with individual shareholders in mind. Some of these include renewal of the company’s investor relations website, more detailed business reports to shareholders and improved general shareholder meeting arrangements. Since Matsushita is aware that a reduction in the share trading unit size is an effective method for broadening its individual shareholder base, the company will continue to discuss and evaluate possible benefits resulting from a reduction in the share trading unit size.

(4) Corporate Management Strategies and Challenges

The Matsushita Group aims to achieve, through cutting-edge technologies, global excellence in 2010 by pursuing the two visions of contributing to the realization of a ubiquitous networking society and coexistence with the global environment. The company therefore views fiscal 2006 as critical to the success of the new management plan Leap Ahead 21 for the three-year period ending March 2007. Accordingly, Matsushita will make efforts aimed at achieving the goals of the plan by accelerating growth and building corporate strength.

<Major Activities Undertaken in Fiscal 2005>

As the first year of the mid-term plan, fiscal 2005 was viewed as a time for the company to strengthen management structures within each of the various business domains and implement initiatives that would result in sustainable growth. The following are results achieved in fiscal 2005.

-	Matsushita aggressively launched a new line of V-products to capture top shares in high-volume markets and make a significant contribution to overall business results. At the same time, the company strengthened company-wide marketing efforts for these products. Matsushita also increased global sales of digital AV equipment, notably PDP TVs and digital cameras, primarily through simultaneous global product introductions. In home appliances, such products as unique washer/dryers with a tilted drum and oxygen enriching air conditioners enjoyed steady sales gains in Japan.

-	Through collaboration activities with MEW, the two companies unified brands and product designs, opened joint showrooms and introduced a series of Collaboration V-products that incorporate black-box technologies of both companies. Matsushita and MEW also integrated overlapping businesses in the areas of electrical supplies, building materials and equipment, home appliances and industrial equipment, and reformed distribution channels to establish an optimized, customer-oriented operational structure. Through such collaboration, Matsushita will provide customers all over the world with solutions for comfortable living in the home and office.
-	The company carried out structural reforms through selection and concentration of management resources into priority areas and restructuring of locations. These reforms were carried out autonomously by each business domain company. Meanwhile, efforts to reduce material procurement costs and other expenses, including a company-wide Cost Busters Project, have enhanced profitability. Matsushita made all-out efforts to reduce inventories, thereby strengthening the company’s financial condition.

<Principal Initiatives for Fiscal 2006>

1. Product Strategy

Essential to Matsushita’s overall product strategy are V-products. For fiscal 2006 Matsushita intends to continuously develop V-products with emphasis on the creation of black-box technologies, universal design concepts and eco-friendly innovations, with sales expected to reach 1.5 trillion yen in 67 product categories. The company will also expand simultaneous global product introductions to include more models in a wide variety of product categories. Furthermore, Matsushita will promote digital AV equipment such as flat-panel TVs, DVD recorders and digital cameras in global markets, while aggressively marketing unique washer/dryers and other high value-added products.

2. R&D and Intellectual Property Strategies

Matsushita places top priority on becoming a technology- and intellectual property-oriented company, where new products based on proprietary black-box technologies lead to enhanced business results. To this end, the company is concentrating management resources into technologies for the next decade, such as fuel cell co-generation systems and other cutting-edge fields. In fiscal 2006 Matsushita will significantly increase product development speed thanks to the new UniPhierTM system LSI. UniPhierTM is a unified platform that integrates hardware and software for a wide range of digital products. Matsushita expects this new platform to result in product R&D that is at least five times more efficient than traditional non-platform R&D. Regarding intellectual properties, the company will continue to strengthen the competitiveness of its businesses worldwide by strategically utilizing the results of R&D in the form of patent applications and patent rights on a global basis.

3. Investment Strategy

Matsushita will continue to focus investment into strategic businesses, including semiconductors, particularly advanced system LSIs, which are the key components in digital products, and PDP TVs, for which global demand is expected to increase significantly. In semiconductors, Matsushita is investing approximately 130 billion yen from fiscal 2005 in a new factory for state-of-the-art system LSIs in Uozu, Japan, where operations are expected to begin at the end of 2005. The company is also investing some 95 billion yen from fiscal 2005 in a new PDP factory in Amagasaki, Japan, where operations are expected to begin in autumn of 2005. Including the new factory, Matsushita’s total PDP production capacity will increase to 4.8 million units per year by March 2007, thereby further augmenting one of the world’s largest manufacturing operations.

4. Overseas Strategy

Matsushita will continue initiatives to strengthen overseas operations, which the company views as a “growth engine” contributing to overall enhanced profitability. China, in particular, is key to achieving growth overseas. In this market, the company aims for sales of approximately 1 trillion yen in fiscal 2007. To achieve this goal, Matsushita is developing and launching high value-added products, placing greater emphasis on sales at high-volume retailers and augmenting the company’s IT infrastructures.

5. Collaboration with MEW

Through collaboration with MEW, Matsushita will strategically utilize the management resources of both companies. Specifically, Matsushita will provide customers with solutions for comfortable living through the successive launch of Collaboration V-products and the establishment of a systems solutions business, including security and energy control management, effectively integrating the technologies, products and services of both Matsushita and MEW.

6. Strengthened Management Structure

Matsushita will implement the Next Cell Production Project to improve cost competitiveness, while minimizing inventories, thus strengthening its management structure and increasing profitability through a Second Corporate Cost Busters Project to eliminate redundancies throughout all areas.

(5) Corporate Governance, Concept and Initiatives

1. Corporate Governance Structure

[The Board of Directors and Executive Officer System]

Under its basic philosophy of contributing to society as a public entity, Matsushita has long been committed to enhancing its corporate governance. As such, it was one of the first Japanese companies to invite Outside Directors to serve on its Board of Directors, and also established an Advisory Board comprised of distinguished outside leaders. In fiscal 2004, ended March 2004, Matsushita implemented reforms to establish an optimum management and governance structure tailored to the group’s new business domain-based organizational structure. Under the new structure, Matsushita has empowered each of its business domain companies through delegation of authority. At the same time, the company set up an “Executive Officer System” to provide for the execution of business at its various domestic and overseas group companies. This facilitates the development of optimum corporate strategies that integrate the group’s comprehensive strengths. In addition, Matsushita realigned the role and structure of the Board of Directors to ensure swift and strategic decision-making, as well as the optimum monitoring of group-wide matters. Specifically, the Board of Directors can now concentrate on corporate strategies and the supervision of business domain companies, while “Executive Officers” handle responsibilities relating to day-to-day operations. Taking into consideration the diversified scope of its business operations, Matsushita has opted to maintain a system where Executive Officers, who are most familiar with the specifics of their respective operations, take an active part in the Board of Directors. To clarify the responsibilities of Directors and create a more dynamic organization, the company has limited the term of each Director to one year.

[Corporate Auditors and the Board of Corporate Auditors]

Pursuant to the Commercial Code of Japan and the relevant laws and ordinances, Matsushita has established a Board of Corporate Auditors, which monitors the status of corporate governance and keeps abreast of the day-to-day activities of management, including the Board of Directors. Corporate Auditors participate in shareholder meetings and Board of Directors meetings, and have legal authority to receive reports from directors, employees and accounting auditors. Full-time Senior Auditors also attend important management meetings and conduct checks in order to ensure effective monitoring. To augment the internal auditing functions in business domain companies, Matsushita has assigned “Full-time Auditors” at each internal divisional company. It also inaugurated regular “Group Auditor Meetings” to enhance their collaboration with the Corporate Auditors at Matsushita subsidiaries.

Corporate Governance Structure

<Functions of Board of Directors, Executive Officers, and Board of Corporate Auditors>

<Structure of Board of Directors, Executive Officers, and Board of Corporate Auditors>

2. Internal Control Structure

[Corporate Business Ethics and Compliance]

In 1992, Matsushita formulated its Code of Conduct, a set of guidelines explaining the company’s business philosophy in an easy-to-understand manner. After a revision in 1998, the Code was again amended to the Code of Conduct of the Matsushita Group in January 2005, making it more applicable to global- and group-wide operations from the standpoint of corporate social responsibility (CSR). The Code now applies to all Directors, Executive Officers, and employees of the Matsushita Group. Moreover, Directors and Executive Officers in charge of ensuring observance of the code were appointed at each group company. In February 2004, the company established a Code of Ethics for Directors and Executive Officers. Matsushita also set up a Corporate Business Ethics Hotline, enabling employees to get advice on work-related and other matters.

In March 2003, the company established a Corporate Compliance Committee chaired by the President, and composed of Directors and Corporate Auditors. It also compiled an in-house handbook, called the Corporate Compliance Guide, as a concise guidebook explaining the rules and regulations. Matsushita is making concerted efforts to increase awareness of these rules and regulations among all employees. With respect to information security, in January 2004, Matsushita established the Corporate Information Security Division as part of efforts to effectively manage information and ensure the proper education and training of all Directors, Executive Officers and employees.

[Risk Management]

Matsushita faces a wide variety of risks, and continues to reinforce its risk management capabilities accordingly. In April 2005, the company established the Global and Group (G&G) Risk Management Committee, thus reforming the framework for collecting and evaluating risk information across the group on a global basis. Under this framework, the company will establish a risk management committee to undertake the unified collection of risk-related information from each business domain company and regional headquarters. Matsushita will thus continue strengthening risk management to assure swift and appropriate responses to risk.

[Internal Controls over Financial Reporting]

Matsushita has documented appropriate systems and procedures in its operations, from the control environment up to actual internal control activities. In each business domain company, it has appointed “Internal Auditing Managers,” who check the compliance status and effectiveness of internal controls. These activities are supervised by the Corporate Internal Auditing Group in order to ensure the reliability of each company’s financial reporting. In fiscal 2005, the company reinforced its internal controls by implementing self-checks and self-assessment programs, in addition to regular internal auditing, in each business domain company.

[Establishment of Information Disclosure Structure and Execution of Accountability]

To enhance transparency and ensure the accountability of its business, the company established the Disclosure Committee, consisting of managers from departments that handle relevant information. The Committee checks the propriety of statements and descriptions in the company’s annual securities report submitted to the Japanese regulatory authorities, the annual report on Form 20-F and the annual report for all stakeholders, while confirming the appropriateness and effectiveness of disclosure controls and procedures.

[Accounting Audit]

As of March 31, 2005, the company has a contract with KPMG AZSA & Co., which is in charge of conducting accounting audits of the company.

Names of the certified public accountants in charge of accounting audits of the company and the audit corporation they are employed by are as follows:

Name of certified public accountants in charge of accounting audits of the company	Name of Audit Corporation	Consecutive years of auditing
Designated Partner Engagement Partner Yasumi Katsuki	KPMG AZSA & Co.	1 year

Designated Partner Engagement Partner Masahiro Mekada	KPMG AZSA & Co.	10 years

Designated Partner Engagement Partner Tsuyoshi Takeuchi	KPMG AZSA & Co.	2 years

Accounting audits of the company are performed by 31 certified public accountants, 30 junior accountants and 3 other staff members.

3. Overview of Relationship among the Company, Outside Directors, and Outside Corporate Auditors in regard to Personal, Capital, and Business Relationships

As of March 31, 2005, the company has two Outside Directors and two Outside Corporate Auditors. At present, there are no special interests between the company and those Outside Directors and Corporate Auditors.

4. Policy toward Large-scale Purchases of Matsushita Shares

With the aim of maximizing shareholder value, Matsushita implements shareholder-oriented management. The company established a new policy regarding large-scale purchases of the company’s shares in light of the protection of the interests of all shareholders. If a large-scale purchase of Matsushita shares is to be conducted, Matsushita requires the prospective large-scale purchasers to provide sufficient information and to grant Matsushita’s Board of Directors a sufficient period of time to assess the information so provided. The Board of Directors will assess and examine the proposed large-scale purchase for the benefit of all shareholders of Matsushita, and carefully form and disclose its opinion. The Board of Directors will also provide shareholders with information as necessary so that they may make appropriate decisions in regards to the proposed large-scale purchase. In addition, Matsushita’s Board of Directors may, as it deems necessary, negotiate with prospective large-scale purchasers to improve the terms of the proposal or offer alternative plans to shareholders.

For further details, see separate press release issued today, “Matsushita Announces Policy toward Large-scale Purchases of Matsushita Shares (ESV Plan).”

(6) Matters concerning the parent company

Matsushita has no parent company.

# # #

April 28, 2005

Matsushita Electric Industrial Co., Ltd.

Supplemental Consolidated Financial Data for Fiscal 2005

ended March 31, 2005

1.	Sales breakdown for Fiscal 2005 ended March 31, 2005 and Fiscal 2006 Forecast

Fiscal 2005 Results				yen (billions)
By Product Category	Total	05/04	Local currency basis 05/04	Domestic	05/04	Overseas	05/04	Local currency basis 05/04
Video and audio equipment	1,482.6	105%	106%	466.7	113%	1,015.9	101%	103%
Information and communications equipment	2,076.2	94%	95%	1,046.2	97%	1,030.0	91%	94%
AVC Networks	3,558.8	98%	99%	1,512.9	102%	2,045.9	96%	98%
Home Appliances	1,217.9	102%	104%	744.2	97%	473.7	111%	115%
Components and Devices	1,112.5	97%	99%	446.4	96%	666.1	98%	101%
MEW and PanaHome	1,497.6	—	—	1,280.2	—	217.4	—	—
JVC	717.8	89%	90%	207.8	85%	510.0	91%	93%
Other	609.0	84%	85%	389.0	75%	220.0	107%	110%

Total	8,713.6	116%	118%	4,580.5	132%	4,133.1	103%	106%

Fiscal 2006 Forecast				yen (billions)
By Product Category	Total	06/05	Local currency basis 06/05	Domestic	06/05	Overseas	06/05	Local currency basis 06/05
Video and audio equipment	1,495.0	101%	105%	467.0	100%	1,028.0	101%	107%
Information and communications equipment	2,085.0	100%	103%	1,078.0	103%	1,007.0	98%	104%
AVC Networks	3,580.0	101%	104%	1,545.0	102%	2,035.0	99%	106%
Home Appliances	1,180.0	97%	99%	720.0	97%	460.0	97%	103%
Components and Devices	1,100.0	99%	102%	458.0	103%	642.0	96%	102%
MEW and PanaHome	1,536.0	103%	103%	1,334.0	104%	202.0	93%	98%
JVC	810.0	113%	117%	230.0	111%	580.0	114%	120%
Other	514.0	84%	85%	313.0	80%	201.0	91%	94%

Total	8,720.0	100%	103%	4,600.0	100%	4,120.0	100%	105%

Overseas Sales				yen (billions)
By Region	Fiscal 2005 Results			Fiscal 2006 Forecast
		05/04	Local currency basis 05/04		06/05	Local currency basis 06/05
North and South America	1,283.0	97%	101%	1,290.0	101%	108%
Europe	1,122.5	104%	102%	1,100.0	98%	102%
Asia	1,057.8	104%	107%	1,040.0	98%	103%
China	669.8	115%	120%	690.0	103%	109%

Total	4,133.1	103%	106%	4,120.0	100%	105%

2.	Segment Information

<Consolidated> Fiscal 2005 Results				yen (billions)
	Sales	05/04	Segment profit	% of sales	05/04
AVC Networks	3,858.8	100%	127.4	3.3%	99%
Home Appliances	1,332.8	109%	77.6	5.8%	147%
Components and Devices	1,469.0	89%	57.8	3.9%	115%
MEW and PanaHome	1,556.1	—	63.9	4.1%	—
JVC	730.2	89%	9.9	1.4%	40%
Other	1,027.1	108%	38.3	3.7%	261%

Total	9,974.0	117%	374.9	3.8%	138%

Corporate and eliminations	-1,260.4	—	-66.4	—	—

Consolidated total	8,713.6	116%	308.5	3.5%	158%

<Consolidated> Fiscal 2006 Forecast				yen (billions)
	Sales	06/05	Segment profit	% of sales	06/05
AVC Networks	3,910.0	101%	166.0	4.2%	130%
Home Appliances	1,300.0	98%	75.0	5.8%	97%
Components and Devices	1,380.0	94%	62.0	4.5%	107%
MEW and PanaHome	1,710.0	110%	65.0	3.8%	102%
JVC	820.0	112%	24.0	2.9%	243%
Other	890.0	87%	30.0	3.4%	78%

Total	10,010.0	100%	422.0	4.2%	113%

Corporate and eliminations	-1,290.0	—	-92.0	—	—

Consolidated total	8,720.0	100%	330.0	3.8%	107%

As the company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), financial data for the MEW and PanaHome segment and JVC segment are also calculated according to these principles.

3.	Capital Investment, Depreciation and R&D Expenditures

Capital Investment**

<Consolidated>	yen (billions)			yen (billions)
	Fiscal 2005 Results			Fiscal 2006 Forecast
		05-04			06-05
AVC Networks	95.0	+31.0	AVC Networks	126.0	+31.0
Home Appliances	34.3	+10.3	Home Appliances	35.0	+0.7
* Components and Devices	120.1	-17.5	* Components and Devices	129.0	+8.9
MEW and PanaHome	31.9	+31.9	MEW and PanaHome	32.0	+0.1
JVC	18.1	+3.8	JVC	15.0	-3.1
Other	74.9	+43.5	Other	23.0	-51.9

Total	374.3	+103.0	Total	360.0	-14.3

* semiconductors	81.0	+30.0	* semiconductors	86.0	+5.0

**	The company defines capital investment as purchases of property, plant and equipment on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates. The company has included the information concerning capital investment because its management uses this indicator to manage its capital expenditures and it believes that such indicator is useful to investors to present accrual basis capital investments in addition to the cash basis information in its consolidated cash flow statement.

The following table shows a reconciliation of capital investment to purchases of property, plant and equipment and intangible and other assets:

	yen (billions)
	Fiscal 2005 Results	*Fiscal 2006 Forecast
Purchases of property, plant and equipment shown as capital expenditures in consolidated statements of cash flows	352.2	360.0
Effects of timing difference between acquisition dates and payment dates	22.1	0

Capital investment	374.3	360.0

*      The forward-looking figure regarding purchases of property, plant and equipment in consolidated statements of cash flows shown above is based on the assumption that there is no change in the trade payables amounts as of March 31, 2005 and March 31, 2006.

Depreciation (Tangible assets)					yen (billions)
<Consolidated>	Fiscal 2005 Results				Fiscal 2006 Forecast
			05-04				06-05
Total	287.4		+33.6		280.0		-7.4

[semiconductors]	[39.6	]	[+1.6	]	[47.1	]	[+7.5	]

R&D Expenditures					yen (billions)
<Consolidated>	Fiscal 2005 Results				Fiscal 2006 Forecast
			05-04				06-05
Total	615.5		+36.3		590.0		-25.5

[excluding MEW and PanaHome]	[551.9	]	[-27.3	]	[532.0	]	[-19.9	]

4.	Intellectual Property Rights; Patents

	(Number of patents)
	Fiscal 2004	Fiscal 2005
Domestic	48,061	47,166
Overseas	38,358	43,660
Total	86,419	90,826

<Owned by Matsushita Electric Industrial Co., Ltd. and major consolidated subsidiaries, excluding Matsushita Electric Works, Ltd., PanaHome Corporation and Victor Company of Japan, Ltd.>

5.	Foreign Currency Exchange Rates

<Export Rates>

	Fiscal 2004	Fiscal 2005	Fiscal 2006 Forecast
U.S. Dollars	¥115	¥108	¥100
Euro	¥129	¥133	¥130
<Rates Used for Consolidation>
	Fiscal 2004	Fiscal 2005	Fiscal 2006 Forecast
U.S. Dollars	¥113	¥108	¥100
Euro	¥133	¥135	¥130

6. Number of Employees

<Consolidated>		(persons)
	end of March 2004	end of March 2005
Domestic	119,528	150,642
Overseas	170,965	184,110

Total	290,493	334,752

7. Other Information	(shares	)

	end of March 2004	end of March 2005
Issued Shares (a)	2,453,053,497	2,453,053,497
Treasury Stock (b)	134,645,885	194,695,787
Outstanding Shares (excluding treasury stock) (a-b)	2,318,407,612	2,258,357,710

	Fiscal 2005 Results	Fiscal 2006 Forecast
Net income per common share* (diluted basis)	¥25.49	¥48.71
Stockholders’ equity per common share at the end of each period	¥1,569.39	—

*	The forecast for fiscal 2006 is based on the assumption that the number of common shares does not change.
As announced in a press release issued today “Matsushita to Execute Own Share Repurchase,” the company plans to repurchase up to 120 million shares of its own stock for a maximum of 150 billion yen, from May 2, 2005 to late March 2006. If implemented, net income per common share (diluted basis) for fiscal 2006 would be approximately 50 yen.

8.	Annual Forecast for Fiscal 2006, ending March 31, 2006

<Consolidated>		yen (billions)
	Fiscal 2005 Results		Fiscal 2006 Forecast
		05/04			06/05
Sales	8,713.6	116%	8,720.0		100%
Operating profit * (% of Sales)	308.5 (3.5%)	158%	330.0 (3.8	** %)	107%
Income before income taxes (% of Sales)	246.9 (2.8%)	145%	290.0 (3.3	** %)	117%
Net income (% of Sales)	58.5 (0.7%)	139%	110.0 (1.3%)		188%

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies.

**	Factors affecting the forecast for other income (deductions) of 40 billion yen (the difference between operating profit and income before income taxes) include business restructuring charges of 35 billion yen and other expenses of 5 billion yen.

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group.

<Attachment 1>

Sales by Products

The following are sales of major products to outside customers, and do not include internal sales.

As such, amounts herein do not correspond to those in Segment information.

<Consolidated>		yen (billions)
		Fiscal 2005 Result
	Products	Sales		05/04
AVC Networks	VCRs	208.3		92%
	TVs	488.6		102%
	PDP TVs	217.2		171%
	DVD players/recorders	149.9		99%
	Audio equipment	226.8		80%
	Information equipment	1,215.3		96%
	Communications equipment	860.9		91%
	[Mobile communications equipment]	[492.4	]	[92%]

Home Appliances	Air conditioners	215.7		109%
	Refrigerators	102.1		101%

Components and Devices	General components	361.9		99%
	Semiconductors *	476.0		99%
	Batteries	296.2		97%

Other	FA equipment	160.7		101%

*	Information for semiconductors is on a production basis. The annual forecast for fiscal 2006 is 529.0 billion yen, up 11% from fiscal 2005.

<Attachment 2>

Financial Data for the primary business domain companies in the AVC Networks Segment

<Business domain company basis>

<Sales and domain company profit by business domain company (production division basis)>

Fiscal 2005 Results				yen (billions)
	Sales		Domain company profit
		05/04		05/04	% of sales
Panasonic AVC Networks Company	1,324.6	110%	30.1	105%	2.3%
Panasonic Communications Co., Ltd.	463.3	99%	18.5	132%	4.0%
Panasonic Mobile Communications Co., Ltd.	559.5	99%	-8.9	—	-1.6%

Fiscal 2006 Forecast				yen (billions)
	Sales		Domain company profit
		06/05		06/05	% of sales
Panasonic AVC Networks Company	1,396.0	105%	50.0	166%	3.6%
Panasonic Communications Co., Ltd.	457.0	99%	20.4	110%	4.5%
Panasonic Mobile Communications Co., Ltd.	560.0	100%	8.0	—	1.4%

Notes:

1.	The above information for Panasonic AVC Networks Company does not include sales and profit of domestic and overseas sales divisions.
2.	The above information for Panasonic Communications Co., Ltd. and Panasonic Mobile Communications Co., Ltd. does not include sales and profit of certain overseas sales divisions.

<Capital Investment>			yen (billions)
	Fiscal 2005 Result		Fiscal 2006 Forecast
		05-04		06-05
Panasonic AVC Networks Company	73.8	+47.4	82.0	+8.2
Panasonic Communications Co., Ltd.	8.2	-2.6	11.6	+3.4
Panasonic Mobile Communications Co., Ltd.	4.3	-2.0	5.1	+0.8

<Number of Employees>	(persons	)
	end of March, 2005
Panasonic AVC Networks Company	30,732
Panasonic Communications Co., Ltd.	17,895
Panasonic Mobile Communications Co., Ltd.	6,349

<Attachment 3> Reference

Financial Data for the primary business domain companies in the AVC Networks Segment for fiscal 2004 and fiscal 2005

<Business domain company basis>

<Sales and domain company profit by business domain company (production division basis)>

Fiscal 2005 Results
Sales											yen (billions)
	First Half						Second Half						Fiscal 2005
	First Quarter	05/04	Second Quarter	05/04	First Half	05/04	Third Quarter	05/04	Fourth Quarter	05/04	Second Half	05/04		05/04
PAVC	340.6	124%	341.2	111%	681.8	117%	370.2	107%	272.6	100%	642.8	104%	1,324.6	110%
PCC	119.6	103%	120.3	94%	239.9	98%	116.0	96%	107.4	106%	223.4	100%	463.3	99%
PMC	138.2	90%	152.1	114%	290.3	101%	124.4	76%	144.8	127%	269.2	97%	559.5	99%

Domain company profit												yen (billions)
	First Half						Second Half						Fiscal 2005
	First Quarter	05/04	Second Quarter	05/04	First Half	05/04	Third Quarter	05/04	Fourth Quarter	05/04	Second Half	05/04		05/04
PAVC	5.2	208%	14.3	124%	19.5	139%	10.5	104%	0.1	2%	10.6	72%	30.1	105%
PCC	3.3	157%	5.0	139%	8.3	146%	5.0	104%	5.2	149%	10.2	123%	18.5	132%
PMC	1.1	21%	0.7	16%	1.8	18%	-6.4	—	-4.3	—	-10.7	—	-8.9	—

Fiscal 2004 Results
Sales											yen (billions)
	First Half						Second Half						Fiscal 2004
	First Quarter	04/03	Second Quarter	04/03	First Half	04/03	Third Quarter	04/03	Fourth Quarter	04/03	Second Half	04/03		04/03
PAVC	274.6	—	306.7	—	581.3	—	346.5	—	271.7	—	618.2	—	1,199.5	—
PCC	116.2	—	128.3	—	244.5	—	121.0	—	101.3	—	222.3	—	466.8	—
PMC	154.2	—	133.4	—	287.6	—	163.7	—	113.9	—	277.6	—	565.2	—

Domain company profit											yen (billions)
	First Half						Second Half						Fiscal 2004
	First Quarter	04/03	Second Quarter	04/03	First Half	04/03	Third Quarter	04/03	Fourth Quarter	04/03	Second Half	04/03		04/03
PAVC	2.5	—	11.5	—	14.0	—	10.1	—	4.6	—	14.7	—	28.7	—
PCC	2.1	—	3.6	—	5.7	—	4.8	—	3.5	—	8.3	—	14.0	—
PMC	5.3	—	4.5	—	9.8	—	6.0	—	1.6	—	7.6	—	17.4	—

PAVC: Panasonic AVC Networks Company

PCC:   Panasonic Communications Co., Ltd.

PMC:   Panasonic Mobile Communications Co., Ltd.

<Attachment 4> Reference

Segment information for fiscal 2003 through fiscal 2005

<Consolidated>

Fiscal 2005 Results
Sales														yen (billions)
	First Half						Second Half						Fiscal 2005
	First Quarter	05/04	Second Quarter	05/04	First Half	05/04	Third Quarter	05/04	Fourth Quarter	05/04	Second Half	05/04		05/04
AVC Networks	903.9	104%	979.7	103%	1,883.6	103%	1,041.0	97%	934.2	99%	1,975.2	98%	3,858.8	100%
Home Appliances	344.1	117%	316.3	102%	660.4	109%	343.8	110%	328.6	107%	672.4	109%	1,332.8	109%
Components and Devices	403.2	100%	389.2	92%	792.4	96%	356.3	82%	320.3	80%	676.6	81%	1,469.0	89%
MEW and PanaHome	350.5	—	384.0	—	734.5	—	390.8	—	430.8	—	821.6	—	1,556.1	—
JVC	175.9	90%	184.4	86%	360.3	88%	213.4	91%	156.5	89%	369.9	90%	730.2	89%
Other	252.1	112%	287.2	115%	539.3	113%	250.5	105%	237.3	101%	487.8	103%	1,027.1	108%

Total	2,429.7	122%	2,540.8	118%	4,970.5	120%	2,595.8	114%	2,407.7	117%	5,003.5	115%	9,974.0	117%

Corporate and eliminations	-327.7	—	-324.3	—	-652.0	—	-299.3	—	-309.1	—	-608.4	—	-1,260.4	—

Consolidated total	2,102.0	119%	2,216.5	118%	4,318.5	119%	2,296.5	113%	2,098.6	116%	4,395.1	114%	8,713.6	116%

Segment profit														yen (billions)
	First Half						Second Half						Fiscal 2005
	First Quarter	05/04	Second Quarter	05/04	First Half	05/04	Third Quarter	05/04	Fourth Quarter	05/04	Second Half	05/04		05/04
AVC Networks	17.2	107%	51.1	121%	68.3	117%	25.7	77%	33.4	90%	59.1	83%	127.4	99%
Home Appliances	17.1	253%	20.7	170%	37.8	199%	21.6	108%	18.2	133%	39.8	118%	77.6	147%
Components and Devices	15.7	368%	23.8	111%	39.5	153%	9.1	67%	9.2	85%	18.3	75%	57.8	115%
MEW and PanaHome	5.7	—	18.9	—	24.6	—	20.3	—	19.0	—	39.3	—	63.9	—
JVC	2.7	132%	1.9	23%	4.6	46%	7.2	72%	-1.9	—	5.3	36%	9.9	40%
Other	8.0	331%	8.1	172%	16.1	225%	8.9	208%	13.3	403%	22.2	292%	38.3	261%

Total	66.4	210%	124.5	140%	190.9	159%	92.8	114%	91.2	131%	184.0	122%	374.9	138%

Corporate and eliminations	-22.9	—	-11.7	—	-34.6	—	-4.5	—	-27.3	—	-31.8	—	-66.4	—

Consolidated total	43.5	217%	112.8	189%	156.3	196%	88.3	124%	63.9	142%	152.2	131%	308.5	158%

Fiscal 2004 Results
Sales														yen (billions)
	First Half						Second Half						Fiscal 2004
	First Quarter	04/03	Second Quarter	04/03	First Half	04/03	Third Quarter	04/03	Fourth Quarter	04/03	Second Half	04/03		04/03
AVC Networks	873.3	98%	954.6	109%	1,827.9	103%	1,068.4	112%	944.0	100%	2,012.4	106%	3,840.3	105%
Home Appliances	294.2	99%	309.8	100%	604.0	99%	312.6	101%	306.6	110%	619.2	105%	1,223.2	102%
Components and Devices	405.2	100%	421.3	97%	826.5	98%	432.3	95%	400.9	97%	833.2	96%	1,659.7	97%
JVC	195.3	94%	214.1	95%	409.4	95%	233.3	100%	176.3	95%	409.6	98%	819.0	96%
Other	225.9	106%	250.2	134%	476.1	119%	238.6	122%	234.0	105%	472.6	113%	948.7	116%

Total	1,993.9	99%	2,150.0	106%	4,143.9	102%	2,285.2	107%	2,061.8	101%	4,347.0	104%	8,490.9	103%

Corporate and eliminations	-230.3	—	-273.9	—	-504.2	—	-253.9	—	-253.1	—	-507.0	—	-1,011.2	—

Consolidated total	1,763.6	98%	1,876.1	103%	3,639.7	101%	2,031.3	105%	1,808.7	98%	3,840.0	102%	7,479.7	101%

Segment profit														yen (billions)
	First Half						Second Half						Fiscal 2004
	First Quarter	04/03	Second Quarter	04/03	First Half	04/03	Third Quarter	04/03	Fourth Quarter	04/03	Second Half	04/03		04/03
AVC Networks	16.1	129%	42.2	308%	58.3	223%	33.6	124%	37.2	126%	70.8	125%	129.1	156%
Home Appliances	6.8	65%	12.2	110%	19.0	88%	20.0	136%	13.7	154%	33.7	142%	52.7	117%
Components and Devices	4.3	205%	21.5	149%	25.8	156%	13.5	111%	10.8	415%	24.3	165%	50.1	161%
JVC	2.0	131%	8.1	113%	10.1	115%	10.0	146%	4.6	74%	14.6	111%	24.7	113%
Other	2.4	102%	4.7	63%	7.1	73%	4.3	373%	3.3	157%	7.6	230%	14.7	113%

Total	31.6	109%	88.7	165%	120.3	145%	81.4	131%	69.6	141%	151.0	136%	271.3	140%

Corporate and eliminations	-11.6	—	-29.1	—	-40.7	—	-10.5	—	-24.6	—	-35.1	—	-75.8	—

Consolidated total	20.0	127%	59.6	174%	79.6	159%	70.9	148%	45.0	157%	115.9	151%	195.5	154%

<Attachment 4> Reference

Segment information for fiscal 2003 through fiscal 2005

<Consolidated>

Fiscal 2003 Results

Sales													yen (billions)
	First Half						Second Half						Fiscal 2003
	First Quarter	03/02	Second Quarter	03/02	First Half	03/02	Third Quarter	03/02	Fourth Quarter	03/02	Second Half	03/02		03/02
AVC Networks	894.4	108%	875.9	104%	1,770.3	106%	951.5	105%	946.4	102%	1,897.9	103%	3,668.2	105%
Home Appliances	297.2	99%	311.2	100%	608.4	99%	310.2	106%	278.9	105%	589.1	105%	1,197.5	102%
Components and Devices	406.7	100%	434.9	114%	841.6	107%	453.9	121%	414.2	111%	868.1	116%	1,709.7	111%
JVC	206.9	109%	226.0	108%	432.9	108%	233.7	100%	184.9	92%	418.6	96%	851.5	102%
Other	212.8	121%	187.0	111%	399.8	116%	196.3	116%	223.0	105%	419.3	110%	819.1	113%

Total	2,018.0	106%	2,035.0	106%	4,053.0	106%	2,145.6	108%	2,047.4	104%	4,193.0	106%	8,246.0	106%

Corporate and eliminations	-224.6	—	-207.4	—	-432.0	—	-210.6	—	-201.7	—	-412.3	—	-844.3	—

Consolidated total	1,793.4	104%	1,827.6	105%	3,621.0	104%	1,935.0	107%	1,845.7	103%	3,780.7	105%	7,401.7	105%

Segment profit													yen (billions)
	First Half						Second Half						Fiscal 2003
	First Quarter	03/02	Second Quarter	03/02	First Half	03/02	Third Quarter	03/02	Fourth Quarter	03/02	Second Half	03/02		03/02
AVC Networks	12.5	—	13.7	—	26.2	—	27.0	—	29.6	2114%	56.6	—	82.8	—
Home Appliances	10.4	79%	11.1	72%	21.5	75%	14.8	176%	8.9	—	23.7	578%	45.2	139%
Components and Devices	2.1	—	14.4	—	16.5	—	12.1	—	2.6	—	14.7	—	31.2	—
JVC	1.6	—	7.2	—	8.8	—	6.9	—	6.2	127%	13.1	437%	21.9	—
Other	2.3	—	7.5	—	9.8	—	1.2	—	2.1	—	3.3	—	13.1	—

Total	28.9	—	53.9	—	82.8	—	62.0	—	49.4	—	111.4	—	194.2	—

Corporate and eliminations	-13.2	—	-19.6	—	-32.8	—	-14.0	—	-20.8	—	-34.8	—	-67.6	—

Consolidated total	15.7	—	34.3	—	50.0	—	48.0	—	28.6	—	76.6	—	126.6	—

April 28, 2005

FOR IMMEDIATE RELEASE

Media Contacts:

Akira Kadota (Tokyo)

International PR

(Tel: +81-3-3578-1237)

Panasonic News Bureau (Tokyo)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Brendon Gore (Europe)

(Tel: +44-20-8899-2217)

Investor Relations Contacts:

Makoto Mihara (Osaka)

Investor Relations

(Tel: +81-6-6908-1121)

Akihiro Takei (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1365)

Norio Iino (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-7562-4400)

Matsushita Announces Proposed Senior Management Changes

Osaka, Japan, April 28, 2005 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]) today announced the following proposed changes in its Board of Directors, Corporate Auditors and Executive Officers. Of the proposed changes, election of new Directors and Corporate Auditors, and certain other matters will be submitted for, and subject to, approval at the company’s ordinary general meeting of shareholders to be held in late June 2005.

Details of the changes, effective late June 2005, are as follows:

1. Members of the Board of Directors (19 persons)

(changes in titles shown in parentheses)

Title	Name	Main New Responsibilities
Chairman of the Board	Yoichi Morishita

Vice Chairman of the Board	Masayuki Matsushita

President	Kunio Nakamura

Executive Vice President	Kazuo Toda	In charge of Corporate Marketing Division for Panasonic Brand, Corporate Marketing Division for National Brand Home Appliances, Corporate Marketing Division for National Brand Wellness Products, Corporate Sales Strategy Division for National/Panasonic Retailers, Commodity Sales, Electrical Supplies Sales, Project Sales and Building Products Sales, Corporate Construction Business Promotion Division, Advertising, Panasonic Center, Logistics, Corporate CS Division, Design, Chairman of Corporate Brand Committee and Showroom Strategic Committee

	Takami Sano (Promoted)	Representative in Tokyo, President of Panasonic Automotive Systems Company, in charge of Industrial Sales, Panasonic EV Energy Co., Ltd.

Senior Managing Directors	Susumu Koike	In charge of Technology, Devices and Environmental Technologies, Intellectual Property, Overseas Research Laboratories, President of Semiconductor Company, Camera Modules Business

	Fumio Ohtsubo	President of Panasonic AVC Networks Company and Director of Devices Business Group, in charge of Storage Devices Business, Digital Network Strategic Planning Office, Matsushita Fujisawa Manufacturing Center

	Tetsuya Kawakami	In charge of Finance and Accounting

	Yoshitaka Hayashi (Promoted)	In charge of Home Appliances Business, President of Matsushita Home Appliances Company, in charge of Lighting Company, Healthcare Business Company, and Matsushita Refrigeration Company

Managing Directors	Hidetsugu Otsuru	In charge of Facility Management, Quality Assurance and Environmental Affairs, concurrently Director* of Corporate Environmental Affairs Division, in charge of Recycling Business Promotion

	Toshihiro Sakamoto	In charge of Planning, Associate Director of Corporate Management Quality Innovation Division, Associate Director of Corporate IT Innovation Division, in charge of Panasonic Spin-up Fund, AMTEC Business Promotion Office

	Takahiro Mori (New Director)	In charge of Corporate Communications Division, CSR Office, Vice Chairman of Showroom Strategic Committee

	Shinichi Fukushima (Promoted)	In charge of Personnel, General Affairs, Social Relations, Director of Corporate Equal Partnership Division

Directors	Ikuo Uno (New Director)

Yoshifumi Nishikawa (New Director)

	Masaki Akiyama	President of Panasonic System Solutions Company, Director of Corporate Construction Business Promotion Division, in charge of Corporate eNet Business Division

	Mikio Ito	Director of Corporate Legal Affairs Division, in charge of Corporate Risk Management, Corporate Information Security, and Business Ethics

	Ikusaburo Kashima (New Director)	Deputy Chief of Overseas Operations, concurrently Director of Global Strategy Research Institute

Honorary Chairman of the Board of Directors and Executive Advisor	Masaharu Matsushita

*As of dated on June 24, 2005

Notes:	The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President, Executive Vice Presidents and Senior Managing Directors are Representative Directors and severally represent the company.

Osamu Tanaka, Yukio Shohtoku and Toshio Morikawa will retire from the Board of Directors.

Ikuo Uno and Yoshifumi Nishikawa are outside Directors, as provided by the Commercial Code of Japan.

Josei Ito, Director of the company passed away on April 21, 2005.

2. Members of the Board of Corporate Auditors (4 persons)

Title	Name
Senior Corporate Auditors	Kazumi Kawaguchi
Yukio Furuta

Corporate Auditors	Yasuo Yoshino
Ikuo Hata

Note:	Yasuo Yoshino and Ikuo Hata are “outside corporate auditors,” as provided by “the law concerning Exceptional Measures to the Commercial Code” of Japan.

3. Executive Officers (27 persons)

Title	Name	Main New Responsibilities
Senior Managing Executive Officers	Hajime Sakai (Promoted)	In charge of Production Engineering, Groupwide Manufacturing Human Resources Innovation Project

	Koshi Kitadai (Promoted)	President of Panasonic Electronic Devices Co., Ltd.

Managing Executive Officers	Yoshiaki Kushiki	President of Panasonic Mobile Communications Co., Ltd.

	Yasuo Katsura	Director of Tokyo Branch

	Shunzo Ushimaru	Director of Corporate Marketing Division for Panasonic Brand, in charge of Matsushita Consumer Electronics Corporation and Network Marketing Strategy Office

	Tameshige Hirata (Promoted)	President of Matsushita Ecology Systems Co., Ltd., in charge of Matsushita Environment and Air-conditioning Engineering Co., Ltd.

Executive Officers	Toru Ishida	President of Matsushita Battery Industrial Co., Ltd., concurrently President of Rechargeable Battery Company

	Tomikazu Ise	Director of Corporate Management Division for China and Northeast Asia, Chairman of Panasonic Corporation of China

	Fujio Nakajima	Senior Vice President of Panasonic AVC Networks Company, Director of Technology Planning & Development Center, General Manager of Digital Broadcasting Business Promotion Office

	Tomiyasu Chiba	President of Panasonic Shikoku Electronics Co., Ltd.

	Nobutane Yamamoto	In charge of Procurement, concurrently Director of Corporate Procurement Division

	Kazuyoshi Fujiyoshi	President of Panasonic Communications Co., Ltd.

	Tomio Kawabe	Director of Corporate Management Division for Asia and Oceania, President of Panasonic Asia Pacific Pte. Ltd.

	Junji Esaka	Vice President of Matsushita Home Appliances Company, in charge of Refrigeration and Air Conditioning Business, President of Matsushita Refrigeration Company

	Takae Makita	In charge of Information Systems, Associate Director of Corporate IT Innovation Division

	Hitoshi Otsuki	Director of Corporate Management Division for Europe, Chairman of Panasonic Europe Ltd.

	Tsutomu Ueda	Senior Vice President of Panasonic AVC Networks Company, Director of Visual Products and Display Devices Business Group

	Masashi Makino	Director of Corporate Manufacturing Innovation Division

	Katsutoshi Kanzaki	President of Panasonic Factory Solutions Co., Ltd., in charge of Matsushita Welding Systems Co., Ltd.

	Yoshinobu Sato	Director of Corporate Sales Strategy Division for National/Panasonic Retailers, President of Matsushita Life Electronics Corporation

	Osamu Nishijima	Vice President of Semiconductor Company in charge of Technology, concurrently General Manager of Semiconductor Technologies Strategy Office

	Joachim Reinhart	COO of Panasonic Europe Ltd.

	Yutaka Mizuno	Executive Vice President of Panasonic Automotive Systems Company in charge of Sales, Director of Panasonic Automotive Systems (China) of Panasonic Corporation of China

	Yoshihiko Yamada	Director, Corporate Management Division for North America, Chairman of Panasonic Corporation of North America

	Kazuhiro Tsuga	In charge of Digital Network and Software Technologies

	Ikuo Miyamoto (New Executive Officer)	President of Motor Company

	Ken Morita (New Executive Officer)	Senior Vice President of Panasonic AVC Networks Company, Assistant Director of Visual Products and Display Devices Business Group

Note: Hideaki Iwatani and Yoichiro Maekawa will retire from the office of Executive Officer.

# # #

April 28, 2005

FOR IMMEDIATE RELEASE

Media Contacts:

Akira Kadota (Tokyo)

International PR

(Tel: +81-3-3578-1237)

Panasonic News Bureau (Tokyo)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Brendon Gore (Europe)

(Tel: +44-20-8899-2217)

Investor Relations Contacts:

Makoto Mihara (Osaka)

Investor Relations

(Tel: +81-6-6908-1121)

Akihiro Takei (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1365)

Norio Iino (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-7562-4400)

Matsushita Announces Plans to Maximize Shareholder Value

Osaka, Japan, April 28, 2005 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known for its Panasonic brand, announced that with the aim of maximizing shareholder value, Matsushita has implemented a wide range of initiatives, including business restructuring and the establishment of a business domain-based organizational structure. For the year ending March 31, 2006 (fiscal 2006), which is the midpoint in Matsushita’s 3-year Leap Ahead 21 plan, the company will continue to accelerate growth strategies. Furthermore, the company will proactively return profits resulting from achievement of the Leap Ahead 21 plan to shareholders. Meanwhile, Matsushita decided to adopt a policy regarding potential large-scale purchases of Matsushita shares. Specifically, prospective large-scale purchasers would be required to provide Matsushita’s Board of Directors with sufficient information about such large-scale purchases, including the purpose, basis for determination of purchase price and other relevant details. The reason for adopting this policy is to provide shareholders of Matsushita with sufficient information to make appropriate decisions regarding large-scale purchases of Matsushita shares. The policy would also stipulate that sufficient time be allowed Matsushita’s Board of Directors to evaluate information provided by the prospective large-scale purchaser. Matsushita will continue to implement policies that enhance transparency of the company’s management, based on the basic philosophy that the final decision regarding any large-scale purchase of Matsushita shares principally rests with shareholders. In this way, Matsushita will continue to promote shareholder-oriented management, aiming to maximize shareholder value.

1.	Acceleration of the Growth Strategy to Achieve Leap Ahead 21 Plan

The following are specific initiatives within the Leap Ahead 21 plan for fiscal 2006.

1)	Establishment of a technology- and intellectual property-oriented company

2)	Enhancement of product competitiveness through development of V-products

3)	Aggressive strategic capital investments

4)	Strengthening overseas businesses

5)	Synergy benefits through collaboration between Matsushita and Matsushita Electric Works, Ltd. (MEW).

(see attachment for details about the above)

2.	Proactive Return of Profits to Shareholders

In addition to carrying out initiatives within the Leap Ahead 21 plan, Matsushita will implement shareholder-oriented management by providing returns to shareholders based on consolidated business performance.

Basic Policy for Providing Return to Shareholders

Matsushita aims to maximize shareholder value by enhancing its reputation in capital markets through the steady growth of its mid-term business performance and return of profits to shareholders, based on its consolidated business performance.

In particular, Matsushita will provide return to shareholders through dividend payments and own share repurchases, upon careful consideration of consolidated cash flows.

1)	Dividends

Matsushita aims for promoting stable and continuous growth of return to shareholders, while at the same time taking into consideration various factors including mid-term business performance, capital expenditure requirements and the company’s financial condition.

2)	Own share repurchases

Matsushita will provide return to shareholders by enhancing shareholder value per share through a reduction, in effect, of the number of outstanding shares by way of repurchasing the company’s own shares.

Return to Shareholders for Fiscal 2006, ending March 2006

1)	Dividends

Matsushita plans to increase total dividends per share for fiscal 2006 to 20 yen (10 yen per share as an interim dividend and 10 yen per share for the year-end dividend), from the planned 15 yen for fiscal 2005, ended March 2005.

2)	Own share repurchases

Matsushita will continue to repurchase the company’s own shares to further enhance shareholder value per share. From May 2, 2005 to late March 2006, Matsushita plans to repurchase up to 120 million shares of its own stock for a maximum of 150 billion yen.

3.	Policy toward Large-scale Purchases of Matsushita Shares (ESV* Plan)

With recent trends toward globalization of capital markets, corporate acquisitions are likely to increase in Japan. Under such circumstances, Matsushita believes that management with a mid- to long-term vision will maximize overall profit for shareholders, especially in the manufacturing industry, which can require 10 to 20 years to develop innovative technologies into products.

Under the basic philosophy that shareholders should make final decisions regarding large-scale purchases of Matsushita shares, Matsushita established a new policy regarding such potential purchases. The new policy outlines certain rules that the company believes are in the best interests of shareholders as a whole.

The above-mentioned rules stipulate that prospective large-scale purchasers (those who intend to acquire 20% or more of all voting rights) should provide, to Matsushita’s Board of Directors, information such as an outline of the large-scale purchaser, the purpose and conditions of the large-scale purchase, the basis for determination of purchase price, funds procurement details, as well as any management policies or business plans that would be adopted after the completion of the large-scale purchase. Furthermore, the new rules require that a prospective large-scale purchaser grant Matsushita’s Board of Directors a sufficient period of time (60 or 90 days) to assess the information provided. The Board of Directors will assess and examine the proposed large-scale purchase for the benefit of all shareholders of Matsushita, and subsequently disclose the opinion of the Board of Directors. Furthermore, the Board of Directors will provide shareholders with necessary information so that they may make appropriate decisions in regards to the proposed large-scale purchase. In addition, Matsushita’s Board of Directors may, as it deems necessary, negotiate with prospective large-scale purchasers to improve the terms of the proposal or offer alternative plans to shareholders.

* ESV stands for Enhancement of Shareholder Value.

In the event of non-compliance with such rules by a prospective large-scale purchaser, the Board of Directors may take countermeasures, including stock splits or the issuance of stock acquisition rights, in order to protect the interests of shareholders as a whole. Matsushita today also filed a shelf registration statement with the Japanese regulatory authorities for possible issues of stock acquisition rights.

For further details, see separate press release issued today Matsushita Announces Policy toward Large-scale Purchases of Matsushita Shares (ESV plan).

< Large-scale Purchase Rules Outline >

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group.

(Attachment)

Acceleration of the Growth Strategy to Achieve Leap Ahead 21 Plan

1.	Establishment of a technology- and intellectual property-oriented company

As a technology- and intellectual property-oriented company, Matsushita will continue to develop proprietary black-box technologies, while shifting management resources to priority R&D areas to achieve optimum results from R&D activities.

2.	Enhancement of product competitiveness through development of V-products

Matsushita defines V-products as those that can attain top shares in high-volume markets and contribute to overall earnings. For fiscal 2006, Matsushita will continue to enhance V-products which include black-box technologies, eco-friendly innovations and incorporate universal design concepts. Matsushita aims for total sales of V-products in fiscal 2006 of 1.5 trillion yen for 67 product categories.

3.	Aggressive strategic capital investments

Matsushita will continue to concentrate capital investment on strategic businesses, particularly plasma display panel (PDP) TVs, which are expected to contribute significantly to overall growth. As the key component in digital products, semiconductors are another focus of Matsushita’s capital investment.

4.	Strengthening overseas businesses

The enhancement of profitability in overseas businesses is essential to the Leap Ahead 21 plan. Matsushita places particular priority on the high-growth Chinese market, aiming for sales of 1 trillion yen in fiscal 2007, ending March 2007.

5.	Synergy benefits through collaboration between Matsushita and MEW

Through collaboration with MEW, which became a consolidated subsidiary of the company in April 2004, Matsushita will combine the strengths of the two companies to provide customers with a wide range of comfortable living solutions. Matsushita also expects to achieve increased sales of approximately 100 billion yen over the two-year period of fiscal 2006 and fiscal 2007. This will be achieved by launching new Collaboration V-products, which combine technologies of both companies, as well as restructuring of overlapping businesses and distribution systems.

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April 28, 2005

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Tokyo)

International PR

(Tel: +81-3-3578 - 1237)

Panasonic News Bureau (Tokyo)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Brendon Gore (Europe)

(Tel: +44-20-8899-2217)

Makoto Mihara (Osaka)

Investor Relations

(Tel: +81-6-6908-1121)

Akihiro Takei (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1365)

Norio Iino (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-7562-4400)

Matsushita Announces Policy toward

Large-scale Purchases of Matsushita Shares (ESV Plan)

Osaka, Japan, April 28, 2005 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known for its Panasonic brand, today announced that its Board of Directors decided to adopt a policy toward (i) a purchase of Matsushita shares by a group of shareholders1 with the intent to hold 20% or more of the total voting rights2 of Matsushita, or (ii) a purchase of Matsushita shares resulting in a group of shareholders holding 20% or more of the total voting rights of Matsushita (except for cases where Matsushita’s Board of Directors has given consent in advance of the purchase set out in (i) or (ii) above.) A purchase of Matsushita shares set out in (i) or (ii) above shall be hereinafter referred to as a Large-scale Purchase. A person or a company that intends to conduct a Large-scale Purchase shall be hereinafter referred to as the Large-scale Purchaser. This policy shall also be hereinafter referred to as the ESV Plan3.

1. Basic Philosophy

Matsushita’s Board of Directors believes that the company’s shareholders should make the final decisions as to whether or not a Large-scale Purchase is acceptable. If a Large-scale Purchase is to be conducted, sufficient information should be provided through the Board of Directors to shareholders so that they may make appropriate decisions. The Board of Directors intends to assess and examine any proposed Large-scale Purchase after the information on such Large-scale Purchase is provided, and subsequently to disclose the opinion of the Board of Directors, to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser or offer alternative plans to shareholders, if it is deemed necessary.

The Matsushita Group recorded consolidated net sales of 8,713.6 billion yen for fiscal 2005, ended March 31, 2005, and consists of 627 consolidated subsidiaries and 334,752 employees on a consolidated basis, as of March 31, 2005. Taking into account the scale of the company’s operations and the wide range of its business fields, Matsushita believes it would be helpful for shareholders to receive proper information from both the Large-scale Purchaser and the Board of Directors so that they may examine the terms of the Large-scale Purchase, including the adequacy of the purchase price. The company believes that if a Large-scale Purchase is to be conducted, shareholders should be made aware of its potential impact on the future management of the Matsushita Group, as well as management policies and business plans that the Large-scale Purchaser wishes to adopt, and the influence on other various stakeholders such as customers and employees, in order to determine whether or not the Large-scale Purchase is acceptable.

Under the basic philosophy mentioned above, Matsushita’s Board of Directors has established rules concerning Large-scale Purchases of Matsushita shares (hereinafter referred to as the Large-scale Purchase Rules) as described below. The Board of Directors will require any Large-scale Purchaser to comply with these rules. If the Large-scale Purchaser does not comply with these rules, the Board of Directors intends to take certain countermeasures.

2. Large-scale Purchase Rules

Matsushita’s Board of Directors believes that a Large-scale Purchaser should comply with the Large-scale Purchase Rules for the benefit of all shareholders of Matsushita. The Large-scale Purchase Rules require that (i) a Large-scale Purchaser provide sufficient information to the Board of Directors, and (ii) a Large-scale Purchaser be permitted to commence the Large-scale Purchase only after the prescribed period during which the Board of Directors assesses the Large-scale Purchase.

First, a Large-scale Purchaser is required to provide Matsushita’s Board of Directors with sufficient information (hereinafter referred to as the Large-scale Purchase Information) so that the company’s shareholders may make decisions and the Board of Directors may form its opinion regarding such Large-scale Purchase. The Large-scale Purchase Information includes the following:

(1)	an outline of the Large-scale Purchaser and its group;

(2)	the purposes and conditions of the Large-scale Purchase;

(3)	the basis for determination of the purchase price and funds for purchase; and

(4)	management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase.

Since details of the Large-scale Purchase Information may vary depending on each specific Large-scale Purchase, the Board of Directors, first of all, requires the Large-scale Purchaser to submit to Matsushita a letter of intention to comply with the Large-scale Purchase Rules, specifying the name of the Large-scale Purchaser, address, governing law of incorporation, the name of the representative, contact details in Japan and an outline of the proposed Large-scale Purchase. Within five business days after receipt of such letter, the Board of Directors will deliver to the Large-scale Purchaser a list of the Large-scale Purchase Information to be initially provided by the Large-scale Purchaser. If the information initially provided by the Large-scale Purchaser is deemed insufficient as Large-scale Purchase Information, the Board of Directors may require additional information until it receives sufficient information. The Board of Directors will disclose the proposed Large-scale Purchase and all or part of the Large-scale Purchase Information submitted to the Board of Directors at the time it deems appropriate, if such disclosure is considered necessary for shareholders to make decisions.

After all the Large-scale Purchase Information is provided, Matsushita’s Board of Directors should be allowed a sixty day period (in the case of the purchase of all Matsushita shares by a tender offer with cash-only (yen) consideration) or a ninety day period (in the case of any other Large-scale Purchase), depending on the difficulty level of assessment, as the period during which it will assess, examine, negotiate, form an opinion and seek alternatives (hereinafter referred to as the Assessment Period). The Large-scale Purchase, therefore, shall be commenced only after the Assessment Period has elapsed. The Board of Directors will thoroughly assess and examine the proposed Large-scale Purchase with advice from outside experts during the Assessment Period, and carefully form and disclose its opinion. As mentioned above, the Board of Directors may negotiate with the Large-scale Purchaser in order to improve the terms of the proposed Large-scale Purchase or it may offer alternative plans to shareholders, as necessary.

3. Countermeasures against non-compliance with the Large-scale Purchase Rules

If a Large-scale Purchaser does not comply with the Large-scale Purchase Rules, Matsushita’s Board of Directors may take countermeasures against the Large-scale Purchaser to protect the interests of all shareholders. Countermeasures include the implementation of stock splits, issuance of stock acquisition rights or any other measures that the Board of Directors is permitted to take under the Commercial Code of Japan or other laws and the company’s articles of incorporation. The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights in a rights offering, the outline of the issuance thereof shall be as described in the attachment hereto. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights in consideration of the effectiveness thereof as a countermeasure.

The purpose of the Large-scale Purchase Rules is to provide an opportunity for Matsushita’s shareholders to receive necessary information about the Large-scale Purchase, as well as the opinion and any alternative plans from Matsushita’s Board of Directors, in order to determine whether or not the Large-scale Purchase is acceptable. Matsushita believes these rules will benefit shareholders by providing them with sufficient information to make a decision about a Large-scale Purchase that may have an impact on the management of the company. If a Large-scale Purchaser complies with the Large-scale Purchase Rules, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to Matsushita. The company believes that the establishment of the Large-scale Purchase Rules and countermeasures to be taken in the event of non-compliance with such rules are reasonable and appropriate in order to protect the legitimate interests of all Matsushita shareholders. The company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules. Thus, the company is hereby advising in advance against commencing a Large-scale Purchase that does not comply with the Large-scale Purchase Rules.

The meeting of the Board of Directors, at which this policy was adopted, was held with all of the four Corporate Auditors of Matsushita (two of whom are outside Corporate Auditors) present. Each Corporate Auditor stated agreement with this policy on condition that this policy is duly implemented. The company amended the Articles of Incorporation in 2003, whereby the terms of office of all Directors were set for one year. Directors of Matsushita are elected at an annual general meeting of shareholders in June of each year. The terms of office of the current Directors will expire at the conclusion of the annual general meeting of shareholders to be held in June of this year. Matsushita will review whether to continue this policy at a meeting of the Board of Directors to be held after the annual general meeting of shareholders and announce its determination as soon as practicable. Matsushita’s Board of Directors intends to review the Large-scale Purchase Rules from time to time for reasons including the enforcement of new Company Law in Japan, which is expected to take effect next year and any other enactments of legislation. Any such review would be conducted strictly from the viewpoint of the interests of all shareholders.

Notes:	1.	A group of shareholders means a holder (defined in Paragraph 1, Article 27-23 of the Securities and Exchange Law, including a person deemed as a holder pursuant to Paragraph 3 thereof) of shares and other securities (defined in Paragraph 1, Article 27-23 of the Securities and Exchange Law) or a person or a company who makes a purchase (defined in Paragraph 1, Article 27-2 of the Securities and Exchange Law, including a purchase made on a securities exchange market) and any joint holders (defined in Paragraph 5, Article 27-23 of the Securities and Exchange Law, including a person deemed as a joint holder pursuant to Paragraph 6 thereof) and any specially related parties (defined in Paragraph 7, Article 27-2 of the Securities and Exchange Law).

	2.	The number of total voting rights shall be the number of voting rights with respect to all issued shares of Matsushita at the relevant time, excluding the shares held by Matsushita as treasury stock, the number of which appears in the latest Treasury Stock Purchase Report under the Securities and Exchange Law.

	3.	ESV stands for Enhancement of Shareholder Value.

(Attachment)

Outline of issuance of stock acquisition rights

(In case the Board of Directors elects to issue stock acquisition rights in a rights offering)

1.	Shareholders who are entitled to receive stock acquisition rights and conditions of issuance thereof :

One stock acquisition right shall be granted to a shareholder, per one share held by such shareholder (excluding the shares held by Matsushita as treasury stock), whose name is recorded in the register of shareholders or the register of beneficial shareholders as of the record date to be specified by the Board of Directors.

2.	Type and number of shares to be acquired upon exercise of stock acquisition rights :

The type of shares to be acquired upon exercise of stock acquisition rights shall be common stock, and the number of shares to be acquired upon exercise of one stock acquisition right shall be one share.

3.	Total number of stock acquisition rights to be issued :

The total number of stock acquisition rights to be granted shall be determined by the Board of Directors up to 5 billion stock acquisition rights. The Board of Directors may grant stock acquisition rights more than once within the maximum number of 5 billion stock acquisition rights to be granted in total.

4.	Issue price of each stock acquisition right :

Zero yen

5.	Amount to be paid upon exercise of a stock acquisition right :

The amount to be paid upon exercise of a stock acquisition right shall be one Japanese yen or more to be determined by the Board of Directors.

6.	Restriction on transfer of stock acquisition rights :

Stock acquisition rights may only be transferred with the approval of the Board of Directors.

7.	Exercise period and other conditions of stock acquisition rights :

Exercise period, conditions of exercise, conditions of cancellation and other conditions of stock acquisition rights shall be determined by the Board of Directors.

# # #

April 28, 2005

FOR IMMEDIATE RELEASE

Media Contacts:

Akira Kadota (Tokyo)

International PR

(Tel: +81-3-3578-1237)

Panasonic News Bureau (Tokyo)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Brendon Gore (Europe)

(Tel: +44-20-8899-2217)

Investor Relations Contacts:

Makoto Mihara (Osaka)

Investor Relations

(Tel: +81-6-6908-1121)

Akihiro Takei (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1365)

Norio Iino (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-7562-4400)

Matsushita Announces Plans to Increase Dividends for Fiscal 2006

Osaka, Japan, April 28, 2005 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known for its Panasonic brand, today announced that its Board of Directors approved a plan to increase the total cash dividends per share for the current fiscal year, ending March 2006 (fiscal 2006).

Details are as follows:

1.	Background

Matsushita has carried out a wide range of initiatives, including business restructuring and the establishment of a business domain-based organizational structure. Furthermore, through implementation of initiatives to achieve the goals of the company’s 3-year Leap Ahead 21 plan, which began in fiscal 2005, Matsushita aims to further accelerate growth. Matsushita thus strives to maximize shareholder value and proactively provide return to shareholders, in line with its policy of shareholder-oriented management.

Based on this policy, on October 28, 2004, Matsushita announced that its Board of Directors changed the company’s policy regarding returns to shareholders, which historically emphasized a stable level of dividends, to a new policy which takes into consideration consolidated business performance. Accordingly, Matsushita today announced its intention to increase total cash dividends per share for fiscal 2006, ending March 2006.

2.	Dividends for Fiscal 2006

Matsushita plans to increase interim and year-end cash dividends per share for fiscal 2006 compared with the dividends for fiscal 2005, as shown below.

	Interim dividends per share	Year-end dividends per share	Total dividends per share for the fiscal year
Dividends for fiscal 2006	10.00 yen (planned)	10.00 yen (planned)	20.00 yen (planned)

(Reference) Dividends for fiscal 2005	7.50 yen	7.50 yen (planned)	15.00 yen (planned)

(Reference) Dividends for fiscal 2004	6.25 yen	7.75 yen (including 1.50 yen commemorative dividend)	14.00 yen (including 1.50 yen commemorative dividend)

3.	Matsushita’s Policy for Providing Return to Shareholders

Matsushita aims to maximize shareholder value by enhancing its reputation in capital markets through the steady growth of its mid-term business performance and return of profits to shareholders, based on its consolidated business performance.

In particular, Matsushita will provide return to shareholders through dividend payments and own share repurchases, upon careful consideration of consolidated cash flows.

1)	Dividends:

From the perspective of return on the capital investment made by shareholders, Matsushita will, in principle, distribute profits to shareholders based on its consolidated business performance. Matsushita also aims for promoting stable and continuous growth of return to shareholders, while at the same time taking into consideration various factors including mid-term business performance, capital expenditure requirements and the company’s financial condition.

2)	Own share repurchases:

Matsushita will implement shareholder-oriented management by enhancing shareholder value per share through a reduction, in effect, of the number of outstanding shares. This will be accomplished by repurchasing the company’s own shares with surplus cash flows.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group.

# # #

April 28, 2005

FOR IMMEDIATE RELEASE

Media Contacts:

Akira Kadota (Tokyo)

International PR

(Tel: +81-3-3578-1237)

Panasonic News Bureau (Tokyo)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Brendon Gore (Europe)

(Tel: +44-20-8899-2217)

Investor Relations Contacts:

Makoto Mihara (Osaka)

Investor Relations

(Tel: +81-6-6908-1121)

Akihiro Takei (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1365)

Norio Iino (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-7562-4400)

Matsushita to Execute Own Share Repurchase

Osaka, Japan, April 28, 2005 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known for its Panasonic brand, announced that its Board of Directors today resolved to repurchase its own shares, pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan.

1.	Reason for Share Repurchase

This resolution is a part of continuing efforts to enhance corporate value through shareholder-oriented management, and enables flexible and agile capital management, while increasing shareholder value per share.

2.	Details of Share Repurchase

1.	Class of shares: Common stock
2.	Aggregate number of repurchaseable shares: Up to 120 million shares (4.9% of the total number of shares issued)
3.	Aggregate repurchase amount: Up to 150 billion yen
4.	Period of repurchase: From May 2, 2005 to late March 2006

(Reference)

Total number of shares issued and treasury stock as of March 31, 2005:

•	Total number of shares issued (excluding treasury stock): 2,258,357,710 shares
•	Treasury stock: 194,695,787 shares

# # #

April 28, 2005

FOR IMMEDIATE RELEASE

Media Contacts:

Akira Kadota (Tokyo)

International PR

(Tel: +81-3-3578-1237)

Panasonic News Bureau (Tokyo)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Brendon Gore (Europe)

(Tel: +44-20-8899-2217)

Investor Relations Contacts:

Makoto Mihara (Osaka)

Investor Relations

(Tel: +81-6-6908-1121)

Akihiro Takei (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1365)

Norio Iino (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-7562-4400)

Matsushita Announces Shelf Registration of Stock Acquisition Rights

Osaka, Japan, April 28, 2005 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known for its Panasonic brand, announced that its Board of Directors today resolved to file a shelf registration statement with the Japanese regulatory authorities for possible issues of stock acquisition rights.

Details are as follows:

1. Type of Securities	:	Stock acquisition rights

2. Issuable period	:	2 years from the effective date of the shelf registration of stock acquisition rights (from May 10, 2005 to May 9, 2007)

3. Method of offering	:	Rights offering to shareholders

4. Issuable amount	:	5 billion yen
(Issuable amount is the total amount to be paid upon exercise of all stock acquisition rights. The issue price of a stock acquisition right is zero yen.)

As announced in a separate press release issued today (see press release Matsushita Announces Policy toward Large-scale Purchases of Matsushita Shares [ESV Plan]), Matsushita’s Board of Directors adopted a plan that outlines the rules regarding large-scale purchases of Matsushita shares. In the case of non-compliance with such rules, Matsushita may implement certain countermeasures. The issuance of stock acquisition rights is one possible countermeasure in such cases, and this shelf registration enables Matsushita to promptly issue stock acquisition rights, if it deems necessary. For further details of the ESV plan, refer to the aforementioned separate press release.

Note: ESV stands for Enhancement of Shareholder Value.

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